UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

05047618

March 15, 2005

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/15/2005

Re: Exxon Mobil Corporation
Incoming letter dated January 19, 2005

Dear Mr. Parsons:

This is in response to your letters dated January 19, 2005 and March 7, 2005 concerning the shareholder proposal submitted to ExxonMobil by Christian Brothers Investment Services, Inc. We also have received a letter on the proponent's behalf dated March 4, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

March 7, 2005

VIA FAX (202-942-9525)
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Climate Science Data

Gentlemen and Ladies:

By letter dated January 19, 2005, ExxonMobil requested the staff's concurrence in the exclusion from the proxy material for our upcoming annual meeting of a proposal submitted by Christian Brothers Investment Services, Inc. and a number of "co-proponents." The proposal requests that the Board of Directors make available to shareholders research data relevant to ExxonMobil's stated position on the science of climate change.

We received a letter dated March 4, 2005, from legal counsel for the proponent responding to our January 19 request. Since time is short before we must begin printing our proxy[1] (and recognizing the special time constraints on the staff at this time of year), we will respond only briefly to the March 4 submission.

Proponent's counsel argues that, unlike the proposal found excludable on reconsideration under Rule 14a-8(i)(7) in General Motors Corporation (available April 7, 2004), the current proposal does not seek to micromanage the specific method of preparation and the specific information to be included in a highly detailed report. Rather, counsel characterizes the proposal as a request for a general, "plain English" statement of the company's position, not a request for complex or detailed technical information. Counsel's characterization of the proposal is not consistent with the wording of the proposal itself. The proposal specifically requests the company to "make available to shareholders the research data" relevant to ExxonMobil's position, and to "discuss relevant peer-reviewed research data." The proposal on its face thus

[1] We must print over two million copies of our proxy statement. The lead time for printing the proxy and preparing it for distribution requires that we finalize the proxy content no later that March 25, approximately three weeks prior to the anticipated mailing date.

requests not a plain English explanation of the company's views but rather requests primary research data and a discussion of peer-reviewed publications in highly technical fields of science such as climatology. We believe this is precisely the type of "highly detailed report" that was at issue in General Motors.

Proponent's counsel also argues that the proposal does not request an evaluation of risks or benefits. Yet, the proposal specifically asks the company to "project the estimated costs of mitigating climate change compared to the costs of failing to do so." This is, again, precisely the type of detailed risk analysis which, even if the general topic is a matter of public policy, the staff has found to constitute ordinary business in the recent precedents cited in our January 19 letter. See also letters issued this proxy season such as Wachovia Corporation (available January 28, 2005) (proposal requesting the board to prepare a report on the effect on the company's business strategy of the risks created by global climate change could be excluded under Rule 14a-8(i)(7) as relating to ordinary business operations (i.e., evaluation of risk)).

If in fact proponent's counsel is correct that the current proposal is simply a request for a "plain English" explanation of the company's position on climate change and involvement in climate science in terms understandable by the ordinary shareholder, we have two comments. First, the proposal text requires substantial revision since, on its face, the proposal requests specific detailed technical information and an evaluation of risk. More importantly, the disclosure requested by the proposal as characterized by the proponent's counsel has already been made in ExxonMobil's February 2004 Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy (the "Report"), which is posted on our website and is available free of charge to any interested person on request. See our January 19, 2005 letter and, for a more detailed discussion, ExxonMobil's original letter dated January 22, 2004, arguing for omission of substantially the same proposal from our 2004 proxy statement on the basis of substantial implementation. It is precisely because the proposal requests a high degree of specific, technical research material that we believe our argument for substantial implementation was unsuccessful last year. If, as counsel argues, the proposal in fact does **not** seek specific technical information, then the proposal has clearly been met by the Report and other materials we provide to shareholders (such as the 2004 Corporate Citizenship Report also posted on our website and available free of charge to any interested person) and we re-assert the argument we made last year for omission of the proposal under Rule 14a-8(i)(10).

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

In the interest of time, this letter is being submitted to the SEC staff by fax. I am also faxing a copy to the lead proponent and proponent's counsel. Copies will be provided to the numerous "co-proponents" by mail.

Sincerely,

James E Parsons

JEP:clh

cc: Mr. John K. S. Wilson
Christian Brothers Investment Services, Inc.
Fax: 212-490-6092

Paul M. Neuhauser, Esq.
Fax: 941-349-6164

Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298
972-444-1478 Telephone
972-444-1488 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

FACSIMILE TRANSMITTAL SHEET

Date: March 7, 2005

TO: U.S. Securities and Exchange Commission

COMPANY: Division of Corporation Finance
Office of Chief Counsel

FAX #: 202-942-9525

This facsimile consists of 4 pages (including this page).

Message:

To report transmission problems, please call Cindy Hayre @ (972) 444-1482.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

March 4, 2005

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Heather Maples, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Exxon Mobil Corporation

Via fax 202-942-9525

Dear Sir/Madam:

I have been asked by Christian Brothers Investment Services, Inc. (which is hereinafter referred to as the "Proponent"), which is the beneficial owner of shares of common stock of Exxon Mobil Corporation, (hereinafter referred to either as "XON" or the "Company"), and which has submitted a shareholder proposal to XON, to respond to the letter dated January 19, 2005, sent to the Securities & Exchange Commission by the Company, in which XON contends that the Proponent's shareholder proposal may be excluded from the Company's year 2005 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in XON's year 2005 proxy statement and that it is not excludable by virtue of the cited rule.

The proposal requests that XON prepare a report concerning the Company's position on climate change.

RULE 14a-8(i)(7)

The Staff rejected an identical (i)(7) argument made by XON in its request in 2004 for a no-action letter with respect to the identical shareholder proposal.

As a preliminary matter, we note, and appreciate, the fact that XON, unlike some registrants, does not normally re-litigate matters on which it has lost. In the instant case the Company apparently believes that the Staff decision in *General Motors Corporation* (April 7, 2004) warrants reconsideration by the Staff of its action last year in denying XON's 2004 no-action request. (See *Exxon Mobil Corporation* (March 19, 2004.) In this XON is mistaken.

A.

In the first place we refer the Staff to the argument we made last year in successfully refuting XON's contention that the Proponent's shareholder proposal involved micromanaging. That argument, which we continue to believe is eminently sound, was as follows:

> The Staff has frequently held that a reasonable amount of data pertaining to public policy matters can be requested in shareholder proposals without those proposals thereby becoming subject to exclusion on ordinary business ("micro-management") grounds. (See, for example, Wal-Mart Stores, Inc. (April 3, 2002) upholding a request for EEO-1 data, as well as the numerous letters upholding requests for environmental data under the Ceres Principles and for employment data under the Sullivan Principles). This is not surprising, since the Commission itself has stated in Rel. 34-40018 (May 21, 1998) (footnotes omitted):
>
>> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

> A similar discussion in the Proposing Release of the primary considerations underlying our interpretation of the "ordinary business" exclusion as applied to such proposals raised some questions and concerns among some of the commenters. Because of that concern, we are providing clarification of that position. One aspect of that discussion was the basis for some commenters' concern that the reversal of Cracker Barrel might be only a partial one. More specifically, in the Proposing Release we explained that one of the considerations in making the ordinary business determination was the degree to which the proposal seeks to micro-manage the company. We cited examples such as where the proposal seeks intricate detail, or seeks to impose specific time-frames or to impose specific methods for implementing complex policies. Some commenters thought that the examples cited seemed to imply that all proposals seeking detail, or seeking to promote time-frames or methods, necessarily amount to "ordinary business." We did not intend such an implication. Timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations.

We submit that there is absolutely nothing in the Proponents' shareholder proposal that is of such a complex nature that shareholders could not make an informed judgment about the matter. Instead the Proponents' shareholder proposal seeks "a reasonable level of detail". The proposal asks for (i) how XON's position differs from the conclusions of the NAS and the IPCC and (ii) what peer reviewed research leads to these differences as well as (iii) a description of the areas about which the Company believes current climate science has been unable to answer questions. None of these data sets requires any knowledge of technical matters, but are merely requests that the Company to explain its own position in "plain English". The proposal also asks for certain estimated costs; again a matter that is not so complex that shareholders cannot understand what is being asked for nor would it involve a complex answer. Finally, the proposal does not seek intricate detail, nor impose time-frames nor specific methods of implementing complex policies.

In short, a request that the Company explain its policies cannot be deemed an attempt to micro-manage the Company. Consequently, the Proponents' shareholder proposal cannot be excluded by virtue of Rule 14a-8(i)(7).

B.

The Company's reliance on the Staff reversal in the *General Motors* no-action letter response is misplaced for two reasons.

First of all, both of the (i)(7) precedents (involving Ford Motor Company and American International Group) relied on by General Motors in its 2004 request for reconsideration (reconsideration was needed by General Motors because, for unknown reasons, that company had not argued (i)(7) in its initial request) had been decided by the Staff virtually contemporaneously with the Staff's denial of XON's 2004 no-action letter request, and were thus well known to the Staff at the time of that denial. There was thus nothing new in the Staff's reconsidered opinion other than belated recognition by General Motors that it had a good (i)(7) argument. No new precedent was being set by the Staff, which merely applied its usual analysis to the facts in the case before it, just as it did to the facts before it in the 2004 XON no-action letter request.

Secondly, the degree of detail and specificity in the 2004 General Motors proposal bears no resemblance whatever to the information requested by the Proponent. By no stretch of the imagination can the two proposals be deemed to be "similar" as alleged by XON on page two of its letter. In contrast to the total absence of detail in the Proponent's proposal (see Section A above), the 2004 General Motors Corporation proposal clearly was an attempt to micromanage. In the words of General Motor's request for reconsideration, the proposal involved a request for the following:

1. The exact method of measuring reported or average temperatures, including precise location;
2. The effect of changes in the proportion of the atmosphere of certain gases, including nitrogen, oxygen, argon, and at least seven others identified in the proposal;
3. The effect of changes in radiation from the sun on global warming or cooling;
4. Estimates of annual production of carbon dioxide from at least eight specified natural events or human activities, including a separate figure for GM vehicles;
5. Estimates of annual absorption of carbon dioxide from the atmosphere by vegetation or dissolution into bodies of water; and
6. Global economic costs and benefits resulting from global warming or cooling at six levels of increase or decrease in temperature.

A mere perusal of that request leads ineluctably to the conclusion that the General Motor's proponent asked for unreasonable detail. No such defect is apparent in the Proponent's shareholder proposal.

C.

The Company's reliance on *American International Group, Inc.* (February 11, 2004) and *Newmont Mining Corporation* (February 4, 2004) is misplaced. Indeed, such reliance is ludicrous since neither letter involved micromanaging. In the words of the Staff each involved the "evaluation of risks and benefits".

For the foregoing reasons, the Proponent's shareholder proposal is not excludable by virtue of Rule 14a-8(i)(7).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: James Earl Parsons
John K. S. Wilson
Sister Pat Wolf

To Heather Maples
Corp Fin
SEC
FAX 202-942-9525

From: Paul M. Neuhauser
Tel & fax 941-349-6164

Re: Shareholder proposal submitted to Exxon by Christian Bros Investment Services

# of pages, including this page = 6

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 19, 2005

VIA Network Courier
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Climate Science Data

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between the Christian Brothers Investment Services, Inc. and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. Exhibit 1 also includes copies of correspondence between a number of "co-sponsors" of the proposal and ExxonMobil. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

Proposal relates to ExxonMobil's ordinary business operations.

The proposal requests that the Board of Directors make available to shareholders research data relevant to ExxonMobil's stated position on the science of climate change.

The same proponent submitted a similar proposal for ExxonMobil's 2004 annual meeting. ExxonMobil submitted a letter to the staff dated January 22, 2004, arguing among other things that the 2004 proposal related to the company's ordinary business operations. As we argued specifically in that letter,

> "We recognize that climate change is an important public policy issue. In the words of our [February 2004 Energy Report], '[w]e are fully aware of the broad public and official interest in this topic ....' As such, shareholders are entitled to know ExxonMobil's views

> on the issue and to have those views explained. The Report does so. In particular, the Report clearly articulates the Board's position on climate change science and provides shareholders with such additional supporting information as the company deems appropriate.
>
> To the extent the proposal requests not a statement of the Board's views and rationale on a significant policy question but a specific level of backup data, the proposal deals not with a public policy question on which a shareholder proposal may properly be made but with ordinary business decisions (i.e., the amount of research data to be provided in connection with statements of the company's position on a current issue). Determining the amount of research data that is appropriate to provide in support of company statements is a decision to be made by management in developing those communications and is not a proper subject for a shareholder proposal."

By letter dated March 19, 2004, the staff declined to concur that the 2004 proposal could be omitted on any of the grounds we asserted.

Since the issuance of the March 19, 2004, response to ExxonMobil, the Division has granted a request for reconsideration and agreed that a similar proposal could be omitted on the basis of Rule 14a-8(i)(7). General Motors Corporation (available April 7, 2004), involved a proposal that the company provide detailed scientific data regarding six specific topics related to global warming/cooling. In its April 7, 2004 reconsideration response, the Division agreed that the proposal could be excluded as relating to ordinary business operations (i.e., the specific method of preparation and the specific information to be included in a highly detailed report). We believe the same analysis applies to the current ExxonMobil proposal and that the proposal may be omitted from ExxonMobil's 2005 proxy material on the same basis.

As described in our letter regarding the 2004 proposal and in our recent letter dated January 18, 2005, regarding a separate proposal for our 2005 annual meeting on Kyoto compliance, ExxonMobil provides strives to keep our shareholders and the public informed on climate change and related topics to the extent relevant to our business. The current proposal, like the General Motors proposal, seeks to micro-manage the specific information to be included in what are already highly detailed reports.[1] We therefore urge the staff to concur that the 2005 proposal can be omitted under Rule 14a-8(i)(7) in line with General Motors. See also Ford Motor Company (available March 2, 2004) (proposal to publish scientific report on global warming/cooling including detailed scientific information could be excluded as relating to the company's ordinary business operations (i.e., the specific method of preparation and the specific information to be included in a highly detailed report)).

To the extent the current proposal requests ExxonMobil to project estimated costs related to climate change, recent precedents also support omission of the proposal under Rule 14a-8(i)(7). See in particular American International Group, Inc. (available February 11, 2004)

[1] For purposes of this letter, we are not raising the fact that the proposal seriously mischaracterizes ExxonMobil's position on the topic of climate change.

(proposal requesting the company to prepare a report providing a comprehensive assessment of the company's strategies to address the impacts of climate change on its business may be excluded as relating to the company's ordinary business operations (i.e., evaluation of risks and benefits)) and Newmont Mining Corporation (available February 4, 2004) (proposal requesting the board to publish a comprehensive report on the risk to the company's operations, profitability and reputation from social and environmental liabilities could be excluded as relating to the company's ordinary business operations (i.e., evaluation of risk)).

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to the proposal sponsor. A copy of this letter is also being sent to each co-sponsor.

Sincerely,

James E. Parsons

JEP:clh
Enclosures

cc - w/enc: Mr. John K. S. Wilson
Christian Brothers Investment Services, Inc.

CLIMATE SCIENCE REPORT

PROPONENT:

Mr. John K. S. Wilson
Director - Socially Responsible Investing
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor
New York, NY 10016-1301

Phone: 212.490.0800
Fax: 212.490.6092

Co-filers

Ms. Meredith Benton
Social Research & Advocacy
Walden Asset Management
40 Court Street
Boston, MA 02108

Sister Dolores Bourquin H. M.
Sisters of the Humility of Mary
2881 Morewood Road, #103
Fairlawn, OH 44333

Ms. Susan W. Bues
Chief Financial Officer
Sisters of the Holy Names of Jesus & Mary
1061 New Scotland Avenue
Albany, NY 12208-1098

Sister Anne DeConcini, RSM
Coordinator of Socially Responsible Investing
Sister of Mercy of the Americas
515 Montgomery Avenue
Merion Station, PA 19066-1297

Reverend John E. Dister, S.J.
Provincial Assistant for Social Ministries
Detroit Province of the Society of Jesus

7303 West Seven Mile Road
Detroit, MI 48221-2121

Sister Katherine Marie Glosenger, RSM
Sisters of Mercy of the Americas
2039 North Geyer Road
St. Louis, MO 63131-3399

Mr. John Gonzalez, CPP
Corporate Responsibility Consultant
Passionist Community
Congregation of the Passion
5700 North Harlem Avenue
Chicago, IL 60631

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility
Sisters of Charity of the Incarnate Word
6510 Lawndale
Houston, TX 77223-0969

Ms. Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt. 10E
New York, NY 10009

Reverend Victor Hoagland, CP
Treasurer
The Passionists Province Pastoral Center
526 Monastery Place
Union City, NJ 07087

Ms. Susan Jordan, SSND
Social Responsibility Agent for the Board of Directors,
School Sisters of Notre Dame Cooperative Investment Fund
336 East Ripa Avenue
St. Louis, MO 63125-2800

Sister Antoinette Keiser

Treasurer
Congregation of Divine Providence
515 Southwest 24th Street
San Antonio, TX 78207

Ms. Mary Kay Liston, CSJ
Secretary
Sisters of St. Joseph of Carondelet
6400 Minnesota Avenue
St. Louis, MO 63111-2899

Sister Gabriella Lohan
General Treasurer
Sisters of the Holy Spirit
and Mary Immaculate
301 Yucca Street
San Antonio, TX 78203-2399

Ms. Nora M. Nash, OSF
Director, Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207

Ms. W. Esther Ng
General Treasurer
Congregation of the Sisters of Charity of the Incarnate Word
4503 Broadway
San Antonio, TX 78209-6297

Brother Steven O'Neil, SM
Shareholder Action Coordinator
The Marianists Province of the United States
144 Beach 111th Street
Rockaway Park, NY 11694

Ms. Rose Marie Stallbaumer, OSB
Treasurer
Mount St. Scholastica
801 South 8th Street

Atchison, KS 66002

Ms. Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil
15015 Piedmont
Detroit, MI 48223

Sister Linda Jansen, SSND
Provincial Treasurer
School Sisters of Notre Dame St. Louis Province
320 East Ripa Avenue
St. Louis, MO 63125-2897

Mr. Timothy P. Dewane
Director
Office of Global Justice & Peace
13105 Watertown Plank Road
Elm Grove, WI 53122-2291

EXHIBIT 1

CBIS

Christian Brothers Investment Services, Inc.

RECEIVED
DEC 0 2 2004
H. H. HUBBLE

December 1, 2004

Mr. Lee R. Raymond
Chairman of the Board
ExxonMobil
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RE: Agenda Item for 2005 Annual Shareholder Meeting

Dear Mr. Raymond:

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2005 Annual Meeting of Stockholders of ExxonMobil. A representative of Christian Brothers Investment Services, Inc. (CBIS) will present this resolution to the assembled stockholders.

Also enclosed is certification from our Custodian, Mellon Bank, of our long position of 410,474 shares and the fulfillment of the market value amount and time requirements of SEC Rule 14a-8. CBIS intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2005 Meeting.

It is our understanding that this resolution may also be filed by others. Therefore, we are not submitting a separate proposal but are co-sponsoring this resolution with these groups. The undersigned representative of CBIS has been designated the lead filer and primary contact on this matter.

Sincerely yours,

John K.S. Wilson
Director - Socially Responsible Investing

cc: Henry Hubble, Secretary, Exxon Mobil

SHAREHOLDER PROPOSAL

DEC 0 2 2004

NO. OF SHARES ________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

New York
90 Park Avenue
29th Floor
New York, NY
10016 - 1301
Tel: (800) 592-8890
Tel: (212) 490-0800
Fax: (212) 490-6092

Chicago
1200 Jorie Boulevard
Suite 210
Oak Brook, IL
60523 - 2262
Tel: (800) 321-7194
Tel: (630) 571-2182
Fax: (630) 571-2723

San Francisco
One Embarcadero Center
Suite 500
San Francisco, CA
94111 - 1111
Tel: (800) 754-8177
Tel: (415) 623-2080
Fax: (415) 623-2070

Exxon Mobil – Climate Data

Whereas:

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

Whereas:

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

Supporting Statement:

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

November 23, 2004

ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

To Whom It May Concern:

As of the date of this letter, Mellon Bank, N. A., is custodian and holder of record of 410,474 shares of ExxonMobil Corporation, for Christian Brothers Investment Services, Inc. Christian Brothers Investment Services, Inc., is a beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of at least $2,000.00 of market value of ExxonMobil Corporation and has held this position for at least twelve months prior to the date of this letter.

Sincerely,

Sharyn R. McGill

Sharyn R. McGill
Assistant Vice President
Mellon Bank, N. A.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 3, 2004

VIA UPS - OVERNIGHT DELIVERY

Mr. John K. S. Wilson
Director - Socially Responsible Investing
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor
New York, NY 10016-1301

Dear Mr. Wilson:

This will acknowledge receipt of the proposal concerning a climate science report, which you have submitted on behalf of Christian Brothers Investment Services, Inc. in connection with ExxonMobil's 2005 annual meeting of shareholders.

Rule 14a-8(b)(1) (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Your proposal was received in our office on December 2, 2004, and therefore December 2, 2004, is the date of submission of your proposal. The letter you enclosed from Mellon Global Securities Services is dated November 23, 2004, and therefore fails to demonstrate that you owned the required amount of securities as of the December 2 date of submission.

A response from the record owner of your securities specifically indicating that you have continuously held at least $2,000 in market value of the company's common stock through the December 2 date of submission of your proposal must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

You should note that, if your proposal is not withdrawn or excluded, you or a representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

We are interested in discussing this proposal with you and will contact you in the near future.

Sincerely,

Henry H Hubble

Enclosure

CBIS
Christian Brothers Investment Services, Inc.

RECEIVED
DEC 10 2004
H. H. HUBBLE

December 8, 2004

Henry H. Hubble
Vice President, Investor Relations
& Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Dear Mr. Hubble:

I received your letter dated December 3, 2004 regarding our submission of a shareholder resolution regarding a climate science report. You requested that we provide a verification of holdings as of December 2nd, the date of our submission.

In our original submission we provided a holdings as of November 23, 2004 and indicated our intention to maintain a sufficient holdings through the annual meeting date. In common practice, this is considered sufficient to comply with rule 14a-8. I will refer your request to our attorney for further review.

In the meantime, as a good faith effort, I have enclosed an updated letter from our custodian verifying our holdings as of the date of submission.

We look forward to the opportunity to discuss the substance of the proposal.

Sincerely,

John K.S. Wilson
Director – Socially Responsible Investing

SHAREHOLDER PROPOSAL
DEC 10 2004
NO. OF SHARES ________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

New York
90 Park Avenue
29th Floor
New York, NY
10016 - 1301
Tel: (800) 592-8890
Tel: (212) 490-0800
Fax: (212) 490-6092

Chicago
1200 Jorie Boulevard
Suite 210
Oak Brook, IL
60523 - 2262
Tel: (800) 321-7194
Tel: (630) 571-2182
Fax: (630) 571-2723

San Francisco
One Embarcadero Center
Suite 500
San Francisco, CA
94111 - 1111
Tel: (800) 754-8177
Tel: (415) 623-2080
Fax: (415) 623-2070

Exxon Mobil – Climate Data

Whereas:

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

Whereas:

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

Supporting Statement:

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

Mellon

Mellon Global Securities Services

December 2, 2004

ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

To Whom It May Concern:

As of the date of this letter, Mellon Bank, N. A., is custodian and holder of record of 420,574 shares of ExxonMobil Corporation, for Christian Brothers Investment Services, Inc. Christian Brothers Investment Services, Inc., is a beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of at least $2,000.00 of market value of ExxonMobil Corporation and has held this position for at least twelve months prior to the date of this letter.

Sincerely,

Sharyn R. McGill

Sharyn R. McGill
Assistant Vice President
Mellon Bank, N. A.

CBIS

Christian Brothers Investment Services, Inc.

RECEIVED
DEC 15 2004
H. H. HUBBLE

December 14, 2004

Henry H. Hubble
Vice President, Investor Relations
& Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Dear Mr. Hubble:

Our shareholder resolution on climate data asks the company to explain and defend its position on the science of climate change. Given the importance of this issue to the company, we believe that this information is material for investors as they seek to evaluate management's business strategy. As always, it is not our goal to allow the resolution to come to a vote if we can reach a mutually acceptable agreement.

In its public statements, Exxon Mobil often emphasizes "gaps" or "uncertainties" in climate science. Our understanding of the current state of climate science is that although uncertainties certainly exist – as would be true of all science – these do not challenge the basic consensus that warming is underway, that human activities are a major influence on climate and that significant action will be necessary to mitigate likely severe negative effects on the environment and on human life.

Our goal in filing the resolution is to understand where Exxon Mobil differs from these conclusions and what data supports the company's position. The purpose of the current letter is simply to gain clarity on the nature of the disagreement.

As we consider whether to go forward with our resolution, it would be helpful to receive responses to the following questions:

- In the view of the company, does the Executive Summary of the 2001 Report of the Intergovernmental Panel on Climate Change fairly represent the conclusions reached in the body of the report itself? (Below, the "IPCC report" refers to the full report and not the executive summary.)

New York
90 Park Avenue
29th Floor
New York, NY
10016 - 1301
Tel: (800) 592-8890
Tel: (212) 490-0800
Fax: (212) 490-6092

Chicago
1200 Jorie Boulevard
Suite 210
Oak Brook, IL
60523 - 2262
Tel: (800) 321-7194
Tel: (630) 571-2182
Fax: (630) 571-2723

San Francisco
One Embarcadero Center
Suite 500
San Francisco, CA
94111 - 1111
Tel: (800) 754-8177
Tel: (415) 623-2080
Fax: (415) 623-2070

- Does the 2001 IPCC report conclude that the climate is indeed warming, and that the warming is likely to continue?
- Does the IPCC report conclude that this warming is at least in some part the result of "anthropogenic forcings" in addition to natural variability?
- Does the IPCC report support the claim of Sir David King, the UK government's chief scientific adviser, that "global warming...is largely man-driven?" In other words, does the IPCC report indicate whether climate change is primarily natural or primarily the result of human activity?
- The IPCC report executive summary describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely." The summary also states that, on balance, the impact of climate change will be adverse. Is this conclusion consistent with the data in the report, in your view?
- Does the IPCC report generally support the notion that climate change can be mitigated by reductions in emissions of greenhouse gases or other efforts to reduce the concentration of these gases in the atmosphere?
- Does the report released by the Department of Energy and the Department of Commerce, *Our Changing Planet: The U.S. Climate Change Science Program for Fiscal Years 2004 and 2005*, reach conclusions that agree with those of the IPCC report? If not, how do these conclusions differ from those of the IPCC?
- Based on your understanding of the conclusions presented in the report, does Exxon Mobil disagree with the any of the conclusions of the IPCC report or *Our Changing Planet*? Please describe areas of disagreement.
- Aside from the IPCC report, is it the view of Exxon Mobil that general scientific consensus has been reached on any or all of the above issues?

As always, we appreciate the company's openness to dialogue. We look forward to your response and our continuing discussions on this vital matter.

Sincerely,

John K. S. Wilson
Director – Socially Responsible Investing

Walden Asset Management
Investing for social change since 1975

RECEIVED
DEC 14 2004
H. H. HUBBLE

Mr. Lee R. Raymond
Chairman and Chief Executive Officer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

November 30, 2004

Dear Mr. Raymond:

Walden Asset Management holds at least 133,450 shares of Exxon Mobil Corporation stock on behalf of clients whose portfolios seek to achieve social as well as financial objectives. Walden Asset Management, a division of Boston Trust & Investment Management Company, is an investment manager with more than $1.3 billion in assets under management.

Our clients believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. As research is proliferating that indicates companies taking steps to address the risks associated with global climate change will benefit from enhanced shareholder value, we have been, on behalf of our clients, working to address this issue in a variety of ways.

We are submitting the enclosed shareholder proposal for inclusion in the 2005 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Walden Asset Management is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above-mentioned number of shares. We have been a shareholder for more than one year and verification of our ownership position is enclosed. We will continue to invest in at least the requisite number of shares for proxy resolutions through the stockholders' meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

We consider Christian Brothers Investment Services to be the "primary filer" of this resolution, and Walden as a co-filer. Please copy correspondence to John K. S. Wilson at Christian Brothers and to myself.

Sincerely,

Meredith Benton
Social Research & Advocacy

cc. William Apfel, Walden Asset Management/Boston Trust & Investment Management

SHAREHOLDER PROPOSAL

DEC 14 2004

NO. OF SHARES
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

A Division of Boston Trust & Investment Management Company
40 Court Street Boston, Massachusetts 02108 617.726.7250 or 800.282.8782 fax: 617.227.3664

Exxon Mobil – Climate Data

Whereas:

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

Whereas:

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

Supporting Statement:

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

November 30, 2004

To Whom It May Concern:

The Bank of New York acts as custodian for Boston Trust & Investment Management Company, of which Walden Asset Management is a socially responsive investment division.

We are writing to verify that Boston Trust Co. / Walden Asset Management currently owns **133,450 shares of EXXON MOBIL CORP (cusip # 30231g102.)**

We confirm that Boston Trust Co. / Walden Asset Management has ownership of at least $2,000 in market value of the voting securities of **Exxon Mobil.** Also, such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact Boston Trust & Investment Management Company / Walden Asset Management directly.

Sincerely,

Margaret W. Smith
Assistant Treasurer

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 15, 2004

VIA UPS OVERNIGHT DELIVERY

Ms. Meredith Benton
Social Research & Advocacy
Walden Asset Management
40 Court Street
Boston, MA 02108

Dear Ms. Benton:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of clients of Walden Asset Management the proposal previously submitted by Mr. John K. S. Wilson for Christian Brothers Investment Services, Inc., concerning a climate science report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Christian Brothers Investment Services, Inc. will be the sponsor of this proposal. Enclosed is a copy of our letter to Mr. John K. S. Wilson acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must by provided by the record holder of the securities. Since Waldon Asset Management does not appear on our records as a registered shareholder and you have not provided the names of your clients, we cannot verify eligibility without additional evidence such as a statement from the record holder of securities (usually a bank or broker). You must also demonstrate your authority as investment advisor to act on behalf of the actual beneficial owners, such as by providing a copy of a written instrument from the clients authorizing you to file this shareholder proposal on their behalf. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Documentation establishing your eligibility and correcting the deficiency specifically noted in this letter must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson,
Christian Brothers Investment Services, Inc.

Enclosures

Walden Asset Management
Investing for social change since 1975

RECEIVED
DEC 2 2 2004
S.M. DERKACZ

December 20, 2004

Mr. Henry Hubble
Mr. David Henry
Exxon Mobil Corp.
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Hubble and Mr. Henry:

I am responding to the letter of December 15, 2004 that you sent to my colleague Meredith Benton. The letter requested that Walden "demonstrate your authority as investment advisor to act on behalf of the actual beneficial owners." You may remember that you asked the same question last year and Walden provided you with the information requested. Thus we are surprised to receive this request once again. Nonetheless, in this letter, we restate the points made in our correspondence to you last year.

Walden Asset Management, a division of Boston Trust & Investment Management, is "beneficial owner" of 133,450 shares of the Exxon Mobil Corp. as the term "beneficial owner" is used in Rule 14a-8. We hold these shares of Exxon Mobil in various investment management accounts for our clients, although record ownership is in the name of Cede & Co. and custodianship of the securities is in the Bank of New York, as has been shown in documentation previously supplied to you.

Our form of Investment Management Agreement (copy attached), which constitutes the contract with our clients, explicitly provides that we have both investment discretion and voting discretion, unless such voting discretion is specifically negated. None of the clients for whom we hold the 133,450 shares of Exxon Mobil have negated voting discretion. We therefore have both investment and voting discretion with respect to all these shares of Exxon Mobil.

There can therefore be no doubt that Walden is "beneficial owner" of all such shares as that term is used in Rule 14a-8. That rule explicitly states that one can prove beneficial ownership by supplying copies of Schedule 13D or Schedule 13G or Schedule 13F. Each of those three schedules is required to be filed with respect to the beneficial ownership of certain securities and beneficial ownership for those schedules is defined in Rule 13d-3(a). It is therefore clear that the definition of beneficial ownership as set forth in rule 13d-3 is imported into Rule 14a-8. Since Rule 13d-3(a) defines beneficial ownership as possessing security, and since Walden has both with respect to the Exxon Mobil stock, Walden most certainly has beneficial ownership for purposes of eligibility under Rule 14a-8.

In addition, you might note that the staff of the Securities & Exchange Commission has issued many no-action letters based on the fact that proponents who have the power to vote the stock are eligible to submit a proposal. See, e.g., Ruddick Corporation (November 20, 1989), (proponent eligible because "they would have the right to vote these securities at the forthcoming annual meeting"); Standard Oil Company of California (February 5, 1979), (same); E. I. Du Pont de Nemours and Company (February 5, 1991), (proponent not eligible because as trust beneficiary not entitled to vote); Tandy Corporation (August 6, 1990), (same); Diversified

Industries (March 19, 1982), (proponent ineligible because he had neither voting power nor investment power under Arizona UGMA).

For your information, we again enclose a Bloomberg printout derived from Boston Trust's SEC 13F filings showing that we are beneficial owners of 931,875 Exxon Mobil shares as of December 16, 2004, actually more than are utilized in filing the shareholder resolution.

I trust this clears up any lingering ambiguity on the issue of documentation of share ownership.

Sincerely,

Timothy Smith
Senior Vice President

<HELP> for explanation. dgp Client **PDSP**

Type 0 <PAGE> to View Currency Cross Rate Information

12/16 10:43 **PORTFOLIO DISPLAY** Page 33/ 33

Holder Name: BOSTON TRUST & INVESTMENT CO Port: H80250-1

Port Name: BOSTON TRUST & INVESTMENT MANAGEMENT CO Settle on12/16/04

Portfolio Currency: USD Cash (x000): Rate: Filing Date 9/30/04

Rpt Crncy USD FXrate CCost

TTicker		Position	CCost / /	SCurrent Price		Current Principal	Change from Cost
1)WFC US	US	544007		62.32	EXCH	33,902.52M	
2)WFMI US	US	7173		93.96	EXCH	673,975.08	
3)WL US	US	1068676		36.03	EXCH	38,504.40M	
4)WLM US	US	16230		10.53	EXCH	170,901.90	
5)WLP US	US	100		114.58	EXCH	11,458.00	
6)WMT US	US	28171		52.77	EXCH	1,486.58M	
7)WPO US	US	15841		974 1/4	EXCH	15,433.09M	
8)WRE US	US	1000		33.03	EXCH	33,030.00	
9)WWE US	US	5		11.89	EXCH	59.45	
10)WWY US	US	42290		68.93	EXCH	2,915.05M	
11)WYE US	US	33616		40.86	EXCH	1,373.55M	
12)XOM US	US	931875		50.19	EXCH	46,770.81M	
13)XRAY US	US	580457		55.35	EXCH	32,128.29M	
14)YUM US	US	848		46.54	EXCH	39,465.92	
15)ZMH US	US	3721		80.93	EXCH	301,140.53	
16)RBS 8.2125% D	US	500		26.17	EXCH	13,085.00	

Sisters of the Humility of Mary

December 9, 2004

Mr. Lee Raymond
Chairman of the Board
Exxon Mobil
5959 Las Colinas Boulevard
Irving TX 75039-2298

RECEIVED
DEC 13 2004
H. H. HUBBLE

RECEIVED BY
OFFICE OF THE PRESIDENT
DEC 13 2004
Routed for Action to: HHH
Information Copy to:

RE: Agenda Item for 2005 Annual Shareholder Meeting

Dear Mr. Raymond:

We, The Sisters of the Humility of Mary of Villa Maria, Pa., request that your include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2005 Annual meeting of Stockholders of Exxon Mobil. A representative of Christian Brothers Investment Services, Inc. (CBIS) will present this resolution to the assembled stockholders.

It is our understanding that others may file this proposal, we are co filing this proposal with the lead filer, John K. S. Wilson, representing the Christian Brothers Investment Services. Please address all correspondence to him, and a copy to Sr. Dolores Bourquin H. M., at the undersigned address.

We, The Sisters of the Humility of Mary of Villa Maria, Pa., are joining with others, especially with the Christian Brothers in presenting this proposal. We are VERY CONCERNED ABOUT THE PROBLEM OF CLIMATE CHANGE, GLOBAL WARMING, and AND ITS HARMFUL RESULTS TO THE ENVIRONMENT.

You will find a letter enclosed to our Chief Finical Officer, Mr. Peter Lauer, from Alliance Capital verifying our investment in Exxon Mobil. We will continue to hold our shares for least one more year. If you need more information in regard to our stock holding of Exxon shares you may contact Mr. Peter Lauer at Villa Maria, Pennsylvania 16155, ph 724 964- 8861.

Sincerely,

Sister Dolores Bourquin HM

Sister Dolores Bourquin H. M.
Sisters of the Humility of Mary
2881 Morewood Rd. #103
Fairlawn, Ohio 44333

SHAREHOLDER PROPOSAL

DEC 13 2004

NO. OF SHARES ______
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

cc John K. S. Wilson Christian Brothers Investment Services
Henry Hubble, Secretary, Exxon Mobil

Exxon Mobil – Climate Data

Whereas:

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity…Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate…"

Villa Maria Community Center - Villa Maria, Pennsylvania 16155
phone 724 964 8861 fax 724 964 8082

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

Whereas:

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

Supporting Statement:

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

Villa Maria Community Center - Villa Maria, Pennsylvania 16155
phone 724 964 8861 fax 724 964 8082

AllianceCapital

Alliance Capital
Management Corporation
3201 Enterprise Pkwy, Suite 240
Cleveland, OH 44122

November 2, 2004

Mr. Peter Lauer
Sisters of the Humility of Mary
Villa Maria Community Center
Villa Maria, PA 16155

Dear Peter:

This letter is in response to your request for information of stock ownership for Exxon Mobil. The Sisters of the Humility of Mary Shareholders Resolution account currently holds 110 shares of Exxon Mobil. Below is the information requested:

Stock	Shares	Date of Acquisition	Total Market Value*
Exxon Mobil	110	11/07/02	$5,370.20

* Price as of November 1, 2004

Please let me know if you need any further information.

Sincerely,

Michelle Cooper

Michelle Cooper
Assistant to Sarah M. Dimling

/mlc

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 14, 2004

VIA UPS OVERNIGHT DELIVERY

Sister Dolores Bourquin H. M.
Sisters of the Humility of Mary
2881 Morewood Road, #103
Fairlawn, OH 44333

Dear Sister Dolores Bourquin:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of The Humility of Mary of Villa Maria, Pa the proposal previously submitted by Mr. John K. S. Wilson for Christian Brothers Investment Services, Inc., concerning a climate science report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Christian Brothers Investment Services, Inc. will be the sponsor of this proposal. Enclosed is a copy of our letter to Mr. John K. S. Wilson acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since the Sisters of The Humility of Mary of Villa Maria, Pa does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 13, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to

December 13, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of December 9 included a letter dated November 2, 2004, from Alliance Capital stating that the Sisters of The Humility of Mary of Villa Maria, Pa has held 110 shares of Exxon Mobil Corporation stock since November 7, 2002. This letter does not adequately establish your eligibility to submit a shareholder proposal. As explained above, you must submit documentation from the record holder of your securities indicating that you have continuously held the required value of securities for at least one year as of December 13, 2004, the date of submission and our receipt of your proposal. The letter from Alliance Capital verifies ownership through November 2.

In addition, the proof of ownership must be submitted by the record holder of your shares. The records of our transfer agent do not indicate that Alliance Capital is a record holder of ExxonMobil stock, nor does Alliance Capital appear on DTC's records as a direct participant in the DTC system.

Documentation establishing your eligibility and correcting the deficiencies specifically noted in this letter must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson,
Christian Brothers Investment Services, Inc.

Enclosures

Sisters of the Humility of Mary

RECEIVED
DEC 20 2004
S.M. DERKACZ

December 17, 2004

David G. Henry
Section Head
Shareholder Relations
Exxon Mobile Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Enclosed is a letter of stockholder ownership from Melon Bank for 110 shares of Exxon Mobile. We have held this stock for over a year.

I have also enclosed a copy of Sister Dolores Bourquin's letter to Mr. Lee Raymond dated December 9, 2004.

If you have any questions, please feel free to contact me directly.

Sincerely,

Peter M. Lauer
Chief Financial Officer

PML/bs

Enclosures

cc: John Wilson
Christian Brothers Investment Services
Fax: 212-490-6092

Sister Dolores Bourquin

Villa Maria Community Center - Villa Maria, Pennsylvania 16155
phone 724 964 8861 fax 724 964 8082

Mellon

Mellon Global Securities Services

Shawn L. Ray
Assistant Vice President
Mellon Global Securities Services
Ray.sl@mellon.com

(412) 234-8489 Office
(412) 236-3226 Fax

December 16, 2004

Mr. Peter Lauer
Sisters of the Humility of Mary
Villa Maria Community Center
Villa Maria, PA 16155

Dear Peter:

This letter is in response to your request for information of stock ownership for Exxon Mobil. The Sisters of the Humility of Mary Shareholders Resolution account currently holds 110 shares of Exxon Mobil. Below is the information requested.

Stock	Shares	Date of Acquisition	Total Market Value*
Exxon Mobil	110	12/1/99	$5,637.50

*Price as of November 30, 2004

If you have any questions please give me a call.

Sincerely,

Shawn L. Ray
Assistant Vice President

Cc: Margie Shoop

SNJM
Sisters of the Holy Names of Jesus & Mary

RECEIVED
DEC 15 2004
H. H. HUBBLE

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 15 2004
Routed for Action to:________
Informational Copy to:________

December 14, 2004

Mr. Lee R. Raymond
Chairman of the Board
ExxonMobil
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RE: Agenda Item for 2005 Annual Shareholder Meeting

Dear Mr. Raymond:

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2005 Annual Meeting of Stockholders of ExxonMobil.

We shall follow with certification from our Trustee, Fleet Investment Advisors of Fleet National Bank, of our position of 3,400 shares as of December 14, 2004 and the fulfillment of the market value amount and time requirements of SEC Rule 14a-8. The Sisters of the Holy Names of Jesus and Mary of the New York Province, Inc. intend to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2005 Meeting.

It is our understanding that this resolution may also be filed by Christian Brothers Investment Services (CBIS) and others. Therefore, we are not submitting a separate proposal but are co-sponsoring this resolution with these groups. A representative of CBIS has been designated the lead filer and primary contact on this matter.

Sincerely yours,

Susan W. Bues
Chief Financial Officer

cc: Henry Hubble, Secretary, Exxon Mobil

SHAREHOLDER PROPOSAL
DEC 15 2004
NO. OF SHARES ________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

New York Province · 1061 New Scotland Avenue · Albany, New York 12208-1098 · Phone · 518-489-5469 · Fax 518-489-5804

Exxon Mobil – Climate Data

Whereas:

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

Whereas:

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

Supporting Statement:

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 15, 2004

VIA UPS OVERNIGHT DELIVERY

Ms. Susan W. Bues
Chief Financial Officer
Sisters of the Holy Names of Jesus & Mary
1061 New Scotland Avenue
Albany, NY 12208-1098

Dear Ms. Bues:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of the Holy Names of Jesus & Mary the proposal previously submitted by Mr. John K. S. Wilson for Christian Brothers Investment Services, Inc. concerning a climate science report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Christian Brothers Investment Services, Inc. will be the sponsor of this proposal. Enclosed is a copy of our letter to Mr. John K. S. Wilson acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since the Sisters of the Holy Names of Jesus & Mary does not appear on our records as a registered shareholder, you must submit proof that the Sisters of the Holy Names of Jesus & Mary meets these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 15, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 15, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

At this date we have not received proof of shareholdings. You stated in your letter of December 14 at this information would follow. This information must be postmarked, or transmitted electronically at 972.444.1505, to us no later than 14 days from the date you receive this notification.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson,
Christian Brothers Investment Services, Inc.

Enclosures

SNJM
SISTERS OF THE HOLY NAMES OF JESUS & MARY

RECEIVED
DEC 2 0
S.M. DERKACZ
DEC 2 0 2004
S.M. DERKACZ

RECEIVED
DEC 2 0 2004
H. H. HUBBLE

December 14, 2004

Mr. Lee R. Raymond
Chairman of the Board
ExxonMobil
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RE: Agenda Item for 2005 Annual Shareholder Meeting

Dear Mr. Raymond:

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2005 Annual Meeting of Stockholders of ExxonMobil.

We shall follow with certification from our Trustee, Fleet Investment Advisors of Fleet National Bank, of our position of 3,400 shares as of December 14, 2004 and the fulfillment of the market value amount and time requirements of SEC Rule 14a-8. The Sisters of the Holy Names of Jesus and Mary of the New York Province, Inc. intend to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2005 Meeting.

It is our understanding that this resolution may also be filed by Christian Brothers Investment Services (CBIS) and others. Therefore, we are not submitting a separate proposal but are co-sponsoring this resolution with these groups. A representative of CBIS has been designated the lead filer and primary contact on this matter.

Sincerely yours,

Susan W. Bues

Susan W. Bues
Chief Financial Officer

cc: Henry Hubble, Secretary, Exxon Mobil ✓

NEW YORK PROVINCE · 1061 NEW SCOTLAND AVENUE · ALBANY, NEW YORK 12208-1098 · PHONE · 518-489-5469 · FAX 518-489-5804

Exxon Mobil – Climate Data

Whereas:

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

Whereas:

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

Supporting Statement:

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

Bank of America

Debra M. Cummings
Client Service Manager/Officer
Eastern/Western New York
Mail Stop: NY6-100-09-01
69 State Street, 9th Floor
Albany NY 12207
(518) 626-2549 tel
(518) 626-2592 fax
debra.m.cummings@bankofamerica.com

December 15, 2004

Mr. David G. Henry, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Henry:

Please consider this your confirmation that as of the date of this letter, Bank of America was holder of record and custodian for 3400 shares of Exxon Mobil Corporation common stock for the Albany Province of the Sisters of the Holy Names of Jesus and Mary.

The Sisters of the Holy Names are a beneficial owner, as defined under Rule 13d-3 of the Securities and Exchange Act of 1934, of at least $2,000 in market value of Exxon Mobil common stock, and have owned 1800 shares continuously of this position for at least 12 months prior to the date of this letter.

Cordially,

Debra M. Cummings
Client Services Manager/Officer

cc: Mr. Lee R. Raymond, Chairmanof the Board
Susan Bues, Sisters of the Holy Names

SHAREHOLDER PROPOSAL

JAN 03 2005

NO. OF SHARES__________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

Regional Community of Merion

Return receipt requested

December 13, 2004

Mr. Lee R. Raymond
Chairman of the Board
ExxonMobil
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RECEIVED
DEC 14 2004
H. H. HUBBLE

Dear Mr. Raymond:

The Sisters of Mercy, Regional Community of Merion, are concerned about climate change and ExxonMobil's approach to this problem. At the least we want ExxonMobil to study this issue and report to us, the stockholders. For that reason we are co-filing the ***Climate Data*** resolution with Christian Brothers Investment Services, Inc. (CBIS) to be included in the Proxy Statement relating to the 2005 Annual Meeting of ExxonMobil Stockholders.

I hereby submit it for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Security and Exchange Act of 1934.

The Sisters of Mercy, Regional Community of Merion, are beneficial owners of 100 shares of ExxonMobil stock which we have held for at least one year. Verification of our holdings is enclosed. We will continue to hold at least $2000 worth of these shares at least through the company's annual meeting.

We believe the climate change issue in the shareholder resolution is important to address. The lead filer and primary contact person for this resolution is John K. S. Wilson, CBIS, 90 Park Avenue Pl 29, New York, NY 10016, (212) 490-0800.

Thank you for your attention to this issue.

Sincerely,

Sister Anne De Concini

Sister Anne DeConcini, RSM
Coordinator of Socially Responsible Investing
Sisters of Mercy, Merion, PA

SHAREHOLDER PROPOSAL
DEC 14 2004
NO. OF SHARES ______
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

515 Montgomery Ave. • Merion Station, PA 19066-1297 • (610) 664-6650 • Fax (610) 664-3429

Exxon Mobil – Climate Data

Whereas:

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

Morgan Keegan & Company, Inc.
One Buckhead Plaza/Suite 1600
3060 Peachtree Road, N.W.
Atlanta, Georgia 30305
404/240-6700
WATS 800/669-3469
Members New York Stock Exchange, Inc.

December 13, 2004

Sister Anne DeConcini
Sisters of Mercy of Merion
515 Montgomery Avenue
Merion Station, PA 19066

Dear Sister Anne,

This is to certify that the Sisters of Mercy have beneficially owned 100 shares of Exxon Mobile Corporation stock at Morgan Keegan & Co., Inc. as follows:

100 shares purchased 10/28/2002

The Sisters of Mercy intend on keeping these shares through the annual meeting, if not the full position a minimum of $2000.00 of the stock will definitely be held.

If any further information is required please do not hesitate to contact me at the above number.

Sincerely,

Carolyn LaRocco, CFP, CIMA
Senior Vice President

Cc: Lee Harper – Southeastern Asset Management

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 15, 2004

VIA UPS OVERNIGHT DELIVERY

Sister Anne DeConcini, RSM
Coordinator of Socially Responsible Investing
Sister of Mercy of the Americas
515 Montgomery Avenue
Merion Station, PA 19066-1297

Dear Sister Anne DeConcini:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of Mercy, Regional Community of Merion the proposal previously submitted by Mr. John K. S. Wilson for Christian Brothers Investment Services, Inc., concerning a climate science report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Christian Brothers Investment Services, Inc. will be the sponsor of this proposal. Enclosed is a copy of our letter to Mr. John K. S. Wilson acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since the Sisters of Mercy, Regional Community of Merion does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 14, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 14, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of December 13 included a letter from Morgan Keegan dated December 13 stating that you owned 100 shares of ExxonMobil stock, purchased on October 28, 2002. Securities and Exchange Commission Rule 14a-8(b)(2)(1) (copy enclosed) specifically states that you must have continuously held the securities for at least one year by the date you submit the proposal. Your proposal was received in our office on December 14. Therefore, you must submit documentation from the record owner of your securities that you owned at least $2,000 of ExxonMobil stock on December 14, 2004.

In addition, Rule 14a-8(b)(2)(1) states that you must have continuously held these shares for at least one year by the date you submit the proposal. The Morgan Keegan letter indicates that you owned the requisite number of shares on December 13, 2004 and on October 28, 2002. In order to establish your eligibility, you must submit documentation from the record owner of your securities that you owned the shares continuously for at least the one-year period prior to December 14.

Documentation establishing your eligibility and correcting the deficiency specifically noted in this letter must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson,
Christian Brothers Investment Services, Inc.

Enclosures

Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

Regional Community of Merion

December 20, 2004

David G. Henry
Section Head
Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Dear Mr. Henry:

I received your letter dated December 15, 2004 regarding our submission of a shareholder resolution regarding a climate science report. You requested that we provide a verification of holdings as of December 14, the date of our submission.

In our original submission we provided a holdings as of December 13, 2004 and indicated our intention to maintain a sufficient holdings through the annual meeting date. In common practice, this is considered sufficient to comply with rule 14a-8.

In the meantime, as a good faith effort, I have enclosed an updated letter from our manager verifying our holdings as of the date of submission.

We look forward to the opportunity to dialogue with you on the proposal. Our contact person is John K. S. Wilson, the primary filer.

Sincerely,

Sister Anne De Concini

Sister Anne DeConcini, RSM
Coordinator of Socially Responsible Investing

515 Montgomery Avenue • Merion Station, PA 19066-1297 • (610) 664-6650 • Fax (610) 664-3429

Morgan Keegan

Morgan Keegan & Company, Inc.
One Buckhead Plaza/Suite 1600
3060 Peachtree Road, N.W.
Atlanta, Georgia 30305
404/240-6700
WATS 800/669-3469
Members New York Stock Exchange, Inc.

December 20, 2004

Sister Anne DeConcini
Sisters of Mercy of Merion
515 Montgomery Avenue
Merion Station, PA 19066

Dear Sister Anne,

This is to certify that the Sisters of Mercy have beneficially owned 100 shares i.e $2000.00 market value of Exxon Mobile Corporation stock at Morgan Keegan & Co., Inc. as of and on December 14, 2004. These shares have been continuously held for more than 12 months prior to this date. Please see attached current Morgan Keegan Portfolio Report.

The Sisters of Mercy intend on keeping these shares through the annual meeting, if not the full position a minimum of $2000.00 of the stock will definitely be held.

If any further information is required please do not hesitate to contact me at the above number.

Sincerely,

Carolyn LaRocco, CFP, CIMA
Senior Vice President

Cc: Lee Harper – Southeastern Asset Management

Portfolio

SISTERS OF MERCY OF MERION
PENNSYLVANNIA, INC.
C/O JOEL ZIFF, DIR. OF FINANCE 515 MONTGOMERY AVENUE

Morgan Keegan
Morgan Keegan & Company, Inc.
Members New York Stock Exchange, SIPC
www.morgankeegan.com

Financial Advisor: HENN/MICH/MALL/LAROCCO | Assets Held. | Account No: 01342989

Current As Of: 12/20/2004 9:36:00AM

Lot Status	Quantity	CUSIP/Symbol/Description	Open Price	Price	Tax Lot Date	Purchase Cost	Sell Proceeds	Market Value	Gain/(Loss)	Gain/Loss Percentage	Estimated Annual Income
Open	28,471.370	DREYFUS CASH MGMT (ADMINS) 579 PLUS	1.000	1.000		28,471.37		28,471.37			0.00
Open	100.000	263534109 - DD DU PONT E I DE NEMOURS & CO	41.070	47.750	Oct 28 2002	4,107.00		4,775.00	668.00	16.26%	140.00
Open	100.000	30231G102 - XOM EXXON MOBIL CORPORATION	34.410	49.800	Oct 28 2002	3,441.00		4,980.00	1,539.00	44.73%	108.00
Open	14.000	369604103 - GE GENERAL ELECTRIC CO	0.000	36.750	Nov 23 2004	0.00		514.50	N/A	N/A	11.20
Open	3,200.000	44041X106 - 41X106 HORIZON GROUP STK MRGR @ .597 & .20 TO C: 741570105 & C: 74570303	0.000	0.000	May 07 2002	0.00		N/A	N/A	N/A	3,072.00
Open	64.000	590188108 - MER MERRILL LYNCH & CO INC	0.000	59.820	Apr 06 2004	0.00		3,828.48	N/A	N/A	40.96
Grand Total						36,019.37	0.00	42,569.35	2,207.00		

The information in this report has been obtained from sources that we believe to be reliable, but cannot be guaranteed. Cost basis information may include prices that you provide to the firm. Please check these cost figures. Estimated income, yield, yield to maturity, etc. represent projections based on current returns and prices and are subject to revisions if dividends, interest payments or current prices change. The firm provides statements, confirmations and certain other year end information to the clients on a regular basis. This report should not be used as a substitute for your monthly statement. Please consult with your CPA, Tax Attorney or Advisor before using this information for tax reporting purposes.

School Sisters of Notre Dame Milwaukee Province

Office of Global Justice & Peace
13105 Watertown Plank Road
Elm Grove, WI. 53122-2291
Phone: (262) 782-9850 ext. 723 Fax: (262) 207-0051
www.ssnd-milw.org

RECEIVED BY THE PRESIDENT
DEC 13 2004

December 9, 2004

RECEIVED
DEC 13 2004
H. H. HUBBLE

Mr. Lee R. Raymond
Chief Executive Officer
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

I am writing you on behalf of the Milwaukee Province of the School Sisters of Notre Dame, an international religious congregation committed to promoting education, human rights and human dignity in all aspects of ministry and life. Globally there are over 4,600 School Sisters of Notre Dame in some 30 countries across 5 continents. The Milwaukee Province of the School Sisters of Notre Dame includes over 500 sisters who live and work primarily in Wisconsin and surrounding states.

The School Sisters of Notre Dame - Milwaukee Province are the owners of 22,614 shares of ExxonMobil Corporation stock and have continuously held shares in ExxonMobil Corp. since July 9, 1981 with a market value in excess of $2,000. Verification of ownership of the shares is attached. We intend to hold the stock at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to co-file the enclosed resolution being submitted by the Christian Brothers Investment Services, Inc. (CBIS) for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accord with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

We hope that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,

Timothy P. Dewane, Director
Office of Global Justice & Peace

Cc: John K.S. Wilson
ICCR
Mike Crosby

SHAREHOLDER PROPOSAL

DEC 13 2004

NO. OF SHARES ______
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

Exxon Mobil – Climate Data

Whereas:

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

BANK ONE.

PRIVATE CLIENT SERVICES

Mail Code WI1-2053
P.O. Box 1308
Milwaukee, WI 53201-1308
414 765 2800 TEL
414 765 2661 FAX

December 6, 2004

Sister Janet Senderak, SSND
School Sisters of Notre Dame
13105 Watertown Plank Road
Elm Grove, WI 53122-2291

RE: Corporate Responsibility

Dear Sister Janet:

This letter is written as a statement that Bank One Trust Company, N.A. is acting in the capacity of investment advisor and a recordholder of Exxon Mobil Corp. for the School Sisters of Notre Dame headquartered in Elm Grove, Wisconsin. The shares are held at Depository Trust Company under nominee name Cede & Co.

As of this date, the School Sisters of Notre Dame have an investment position in Exxon Mobil Corp. of 22,614 shares, have continuously held shares of Exxon Mobil Corp. since July 9, 1981 with a market value in excess of $2,000.

If there are any questions concerning this ownership, please feel free to contact me at 414-977-2040.

Very truly yours,

Robert L. Hanley

Robert L. Hanley
Fiduciary Executive

RLH:pl

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 14, 2004

VIA UPS OVERNIGHT DELIVERY

Mr. Timothy P. Dewane
Director
Office of Global Justice & Peace
13105 Watertown Plank Road
Elm Grove, WI 53122-2291

Dear Mr. Dewane:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Milwaukee Province of the School Sisters of Notre Dame the proposal previously submitted by Mr. John K. S. Wilson for Christian Brothers Investment Services, Inc., concerning a climate science report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Christian Brothers Investment Services, Inc. will be the sponsor of this proposal. Enclosed is a copy of our letter to Mr. John K. S. Wilson acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since the Milwaukee Province of the School Sisters of Notre Dame does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 13, 2004, the date we received your proposal; and (3) must state that you

have continuously owned the securities for at least 12 months prior to December 13, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of December 9 included a letter dated December 6, 2004, from Bank One stating that the Milwaukee Province of the School Sisters of Notre Dame has continuously held 22,614 shares of Exxon Mobil Corporation stock since July 9, 1981. This letter does not adequately establish your eligibility to submit a shareholder proposal. As explained above, you must submit documentation from the record holder of your securities indicating that you have continuously held the required value of securities for at least one year as of December 13, 2004, the date of submission and our receipt of your proposal. The letter from Bank One verifies ownership through December 6.

Documentation establishing your eligibility and correcting the deficiency specifically noted in this letter must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson,
Christian Brothers Investment Services, Inc.

Enclosures

Office of Global Justice & Peace
13105 Watertown Plank Road
Elm Grove, WI. 53122-2291
Phone: (262) 782-9850 ext. 723 Fax: (262) 207-0051
www.ssnd-milw.org

December 21, 2004

David G. Henry
Section Head, Shareholder Relations
Exxon Mobile Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Henry:

I received you letter dated December 14, 2004 regarding our submission as co-filer of a shareholder resolution offered by Christian Brothers Investment Services regarding a climate science report. You requested that we provide a verification of holdings as of December 13th, the date of our submission.

In our original submission we provided verification of our holdings as of December 6, 2004 and indicated our intention to maintain sufficient holdings through the annual meeting date. In common practice, this is considered sufficient to comply with rule 14a-8. I will refer your request to our attorney for further review.

In the meantime, as a good faith effort, I have enclosed an updated letter from our custodian verifying our holdings as of the date of submission.

We look forward to the opportunity to discuss the substance of the proposal.

Sincerely,

Timothy P. Dewane, Director
Office of Global Justice & Peace

SHAREHOLDER PROPOS

DEC 27 2004

NO. OF SHARES ________
DISTRIBUTION: HHH: FLR: RE(
JEP: DGH: SMI

BANK ONE

PRIVATE CLIENT SERVICES

Mail Code WI1-2053
P.O. Box 1308
Milwaukee, WI 53201-1308
414 765 2800 TEL
414 765 2661 FAX

December 13, 2004

Sister Janet Senderak, SSND
School Sisters of Notre Dame
13105 Watertown Plank Road
Elm Grove, WI 53122-2291

Re: Corporate Responsibility

Dear Sister Janet:

This letter is written as a statement that Bank One Trust Company, N.A. is acting in the capacity of investment advisor and a recordholder of Exxon Mobil Corp. for the School Sisters of Notre Dame headquartered in Elm Grove, Wisconsin. The shares are held at Depository Trust Company under nominee name Cede & Co.

As of this date, the School Sisters of Notre Dame have an investment position in Exxon Mobil Corp. of 21,934 shares, have continuously held shares of Exxon Mobil Corp. since July 9, 1981 with a market value in excess of $2,000.

If there are any questions concerning this ownership, please feel free to contact me at 414-977-2040.

Very truly yours,

Robert L. Hanley
Fiduciary Executive

RLH:rjz

Detroit Province of the Society of Jesus
7303 West Seven Mile Road • Detroit, Michigan 48221-2121 • Phone: (313) 861-7500 • Fax: (313) 861-4230

December 7, 2004

RECEIVED
DEC 13 2004
H. H. HUBBLE

Mr. Lee R. Raymond, CEO
Exxon Mobile Corporation
5959 Las Colinas Blvd
Irving, TX 75039-2298

Dear Mr. Raymond:

The Detroit Province of the Society of Jesus (the Jesuits) are shareholders of Exxon Mobil Corp. As religious investors, we seek to reflect our values, principles and mission in our investment decision. The Detroit Province is concerned about protecting the environment and states explicitly in its investment policies:

> *In the companies we have invested, we seek to promote principles which: . . . respect and preserve the environment [make efforts to control pollution; promote efforts in preserving and protecting the ecological balance] . . .*

Therefore we submit this resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934 for consideration and action by the shareowners at the annual meeting. We will continue to hold our shares at least until after the next annual meeting.

As verification that we are beneficial owners of common stock in Exxon Mobil Corp., I enclose a letter from our portfolio custodian attesting to this fact. We are co-filing this resolution and recognize as your primary contact Mr. John K. Wilson, Christian Brothers Investment Services. We would appreciate your indicating in the proxy statement that we are a sponsor of this resolution.

As religious investors dialogue with companies is our preferred form of interaction to discuss the issues involved in this resolution. We trust that a dialogue on this topic will be of interest to you as well.

Thank you in advance for your consideration.

Sincerely yours,

(Rev.) John E. Dister, S.J.
Provincial Assistant for Social Ministries

cc: ICCR Investors and staff

SHAREHOLDER PROPOSAL

DEC 13 2004

NO. OF SHARES ____________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

usbank
Five Star Service Guaranteed

Private Client Group

Gregory T. Holtz
Senior Vice President & Regional Manager

October 28, 2004

To Whom It May Concern:

This letter is to verify that the Detroit Province of the Society of Jesus owns shares of Exxon Mobil Corp. common stock whose market value is in excess of $2,000. These shares have been held for more than one year and at least the $2,000 minimum required will be held through the time of the Company's next annual meeting.

This security is currently held by U.S. Bank, N.A. who serves as custodian/agent for the Detroit Province of the Society of Jesus. The shares are registered in our nominee name at the Depository Trust Company.

Very sincerely yours,

Gregory T. Holtz
Senior Vice President and Regional Manager

The U.S. Bank Centre - 1350 Euclid Avenue - Suite 1100 - Cleveland, OH 44115-1815
(216) 623-9274 - (216) 623-9253 fax - greg.holtz@usbank.com

Exxon Mobil – Climate Data

Whereas:

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

Whereas:

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

Supporting Statement:

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 14, 2004

VIA UPS OVERNIGHT DELIVERY

Reverend John E. Dister, S.J.
Provincial Assistant for Social Ministries
Detroit Province of the Society of Jesus
7303 West Seven Mile Road
Detroit, MI 48221-2121

Dear Reverend Dister:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Detroit Province of the Society of Jesus the proposal previously submitted by Mr. John K. S. Wilson for Christian Brothers Investment Services, Inc., concerning a climate science report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Christian Brothers Investment Services, Inc. will be the sponsor of this proposal. Enclosed is a copy of our letter to Mr. John K. S. Wilson acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since the Detroit Province of the Society of Jesus does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 13, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 13, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of December 7 included a statement dated October 28, 2004, from US Bank stating that the Detroit Province of the Society of Jesus has held in excess of $2,000 market value of Exxon Mobil Corporation stock for over a year. This letter does not adequately establish your eligibility to submit a shareholder proposal. As explained above, you must submit documentation from the record holder of your securities indicating that you have continuously held the required value of securities for at least one year as of December 13, 2004, the date of submission and our receipt of your proposal. The letter from US Bank verifies ownership through October 28.

Documentation establishing your eligibility and correcting the deficiency specifically noted in this letter must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson,
Christian Brothers Investment Services, Inc.

Enclosures

STATE STREET
For Everything You Invest In

RECEIVED
DEC 13 2004
H. H. HUBBLE

801 Pennsylvania
Kansas City, MO 64105
Telephone: (816) 871-4100

December 6, 2004

Lee Raymond
Chief Executive Officer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

This letter will certify that as of December 6, 2004 State Street Corporation, as Custodian, held for the beneficial interest of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit 21,280 shares of Exxon Mobil Corporation. The shares are held in the name of C.E.D. and Co.

Further, please note that State Street Corporation has continuously held at least $798,175 in market value of Exxon Mobil Corporation on behalf of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit since September 30, 2003.

If you have any questions concerning this matter, please do not hesitate to contact me at 816.691.4309.

Sincerely,

Eric S. Bittner
Client Relationship Officer

cc: Sr. Valerie Heinonen

SHAREHOLDER PROPOSAL

DEC 13 2004

NO. OF SHARES ______
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: [illegible]

Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

Regional Community of St. Louis

2039 North Geyer Road
St. Louis, MO 63131-3399
314-966-4313
Fax 314-966-2298

Mercy CRI Committee for Responsible Investment

RECEIVED
DEC 13 2004
H. H. HUBBLE

December 8, 2004

Mr. Lee R. Raymond, CEO
Exxon Mobil
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Raymond:

As concerned citizens of the world the Sisters of Mercy request that Exxon Mobil make available the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information.

The Sisters of Mercy are beneficial owners of 100 shares of Exxon Mobil Common Stock. Verification of ownership is enclosed. We intend to retain at least 100 shares of Exxon Mobile stock through the date of the 2005 annual meeting.

I am hereby authorized to notify you of our intention to jointly file the enclosed resolution with Christian Brothers Investment Services. I trust that it will be considered for action by the shareholders at the 2005 annual meeting. I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the general rules and regulations of the Securities and Exchange Act of 1934.

If you should have any questions on the content of this resolution please contact John Wilson. His address is 90 Park Avenue, Floor 29, New York, NY 10016-1301. His phone number is 212-490-0800 ext 118 and fax number 212-490-6092.

Please contact me at the above address if you require additional information.

Sincerely,

S. Katherine Marie Glosenger, RSM

Sister Katherine Marie Glosenger, RSM
Treasurer

SKMG/jr
Enclosure

cc: John Wilson
Leslie Lowe, ICCR
Susan Jordan, SSND
Julie Wokaty, ICCR

SHAREHOLDER PROPOSAL

DEC 13 2004

NO. OF SHARES ______
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

Exxon Mobil – Climate Data

Whereas:
Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:
The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

Whereas:
A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

Supporting Statement:

These data should:
1. Explain the specific differences between the company's position and that of the IPCC.
2. Describe company claims about 'gaps in climate science.'
3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.
4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

J.A. GLYNN
TRUSTED SINCE 1945
JAG ADVISORS

Securities Dealer
Registered Investment Advisor

J. A. Glynn & Co. Member NASD/SIPC

Daniel J. Ferry, Jr.
Chairman & CEO

December 8, 2004

Sisters of Mercy of the
St. Louis Regional Community, Inc.
Sr. Katherine Marie Glosenger, RSM
2039 N. Geyer Road
St. Louis, MO 63131

RE: Ownership of Exxon Mobil Common Stock

Dear Sister Katherine:

Please accept this letter as documentation of the fact that the Sisters of Mercy of the St. Louis Regional Community, Inc., Missouri Not-for-Profit Corporation, owns a total of 100 shares of Exxon Mobil common stock. These shares were purchased in December 1998. The Sisters intend to hold this investment for a period of time, at least through the date of the next annual stockholders' meeting.

The above 100 shares are held by DTC in the Nominee Name of Cede & Co. C/O US Bank Trust Department, St. Louis, Missouri, for benefit of the Sisters of Mercy of the St. Louis Regional Community, Inc.

If Exxon Mobil has any questions regarding your ownership of this security, please direct any such inquiries to J.A. Glynn & Co.

Sincerely,

Daniel J. Ferry, Jr.
Chairman & CEO

mb

9841 Clayton Road • St. Louis, MO 63124 • 314-997-1277 • 800-966-4596 • fax 314-997-7307 • www.jaglynn.com • dferry@jaglynn.com

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 14, 2004

VIA UPS OVERNIGHT DELIVERY

Sister Katherine Marie Glosenger, RSM
Sisters of Mercy of the Americas
2039 North Geyer Road
St. Louis, MO 63131-3399

Dear Sister Katherine Marie Glosenger:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of Mercy the proposal previously submitted by Mr. John K. S. Wilson for Christian Brothers Investment Services, Inc., concerning a climate science report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Christian Brothers Investment Services, Inc. will be the sponsor of this proposal. Enclosed is a copy of our letter to Mr. John K. S. Wilson acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since the Sisters of Mercy does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 13, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 13, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of December 8 included a statement dated December 8, 2004, from J. A. Glynn stating that the Sisters of Mercy owns 100 shares of Exxon Mobil Corporation stock, purchased in December 1998. This letter does not adequately establish your eligibility to submit a shareholder proposal. As explained above, you must submit documentation from the record holder of your securities indicating that you have continuously held the required value of securities for at least one year as of December 13, 2004, the date of submission and our receipt of your proposal. The letter from Sisters of Mercy verifies ownership through December 8.

Documentation establishing your eligibility and correcting the deficiency specifically noted in this letter must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson,
Christian Brothers Investment Services, Inc.

Enclosures

usbank
Five Star Service Guaranteed

Institutional Trust & Custody
PO Box 387
St. Louis, MO 63166-0587

December 16, 2004

Sisters of Mercy of the
St Louis Regional Community, Inc.
Attn: Sister Katherine Marie Glosenger, RSM
Treasurer
2039 N. Geyer Road
Saint Louis, MO 63131

RE: OWNERSHIP OF EXXON MOBIL CORP. COMMON STOCK

Dear Sister Katherine:

The Sisters of Mercy of the St. Louis Regional Community, Inc. currently owns 100 shares of Exxon Mobil Corp. common stock, which has a market value of $5,051.00. You have continuously held these voting securities for at least one year as of December 13, 2004. Furthermore, the Sisters of Mercy have had continuous ownership of this security since 1996.

As the custodial agent, record holder, for the Sisters of Mercy, we verify that these securities are held at DTC in the nominee name of CEDE & Co. for the benefit of the Sisters of Mercy of the St. Louis Regional Community, Inc.

Sincerely,

Kim A. Strong

Kim A. Strong
Assistant Vice President
(314) 418-2619

SHAREHOLDER PROPOSA

DEC 2 7 2004

NO. OF SHARES ____________
DISTRIBUTION: HHH: FLR: RE(
JEP: DGH: SM

Passionist Community

Congregation of the Passion • Holy Cross Province

JESU XPI PASSIO

Provincial Office

5700 N. Harlem Avenue • Chicago, Illinois 60631 • 773-631-6336 (FAX) 773-631-8059

December 7, 2004

RECEIVED
DEC 13 2004
H. H. HUBBLE

Mr. Lee R. Raymond
Chairman of the Board
Exxon Mobil
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

The Congregation of the Passion community is committed to the promotion of good stewardship for the earth, a value rooted in our Catholic social tradition. Under article 34 of the 1987 Encyclical on social concerns "*Sollicitudo Rei Socialis*" by His Holiness, Pope John Paul II, instructs our community on this issue.

> *A true concept of development cannot ignore the use of the elements of nature, the renewability of resources and the consequences of haphazard industrialization – three considerations which alert our consciences to the moral dimension of development.*

It is based on this commitment that our community is concerned over the environmental effects of greenhouse gas emissions in causing the scientific phenomenon that we know as global warming. The emission of non-renewable fossil fuels, including oil, contributes to this global crisis.

Our Passionist Community is also concerned that Exxon Mobil, a giant within the energy sector, argues against the science of climate change using research data that has yet to be disclosed. We believe that Exxon Mobil has a responsibility in working with the scientific community in determining the real effects of global warming and as such it should share data and information related to this study

The Congregation of the Passion has ownership of 275 shares of Exxon Mobil stock and will continue to retain these shares through the annual meeting. The proof of ownership is accompanied with this letter.

I am hereby authorized to notify you of our intention to co-file a shareholder resolution for consideration and action by the stockholders at the next annual meeting. The Congregation of the Passion submits this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The primary filer for this resolution is the Christian Brothers Investment Services and their representative is John Wilson (212-490-0800 ext.118). Please send any materials regarding this resolution to him. Should representatives of the company wish to discuss this proposal with the filers please do so through John Wilson. Please address any correspondence regarding the Congregation of the Passion, CP to me at the address below.

We hope the Board of Directors will agree to support this shareholder proposal.

Sincerely,

John Gonzalez, CPP
Corporate Responsibility Consultant for the Congregation of the Passion
205 W. Monroe, 2W
Chicago, IL 60606

SHAREHOLDER PROPOSAL

DEC 13 2004

NO. OF SHARES__________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

11:34 11/18/04 PG 1

PWR PRC FINANCIAL CONSULTANTS COB 11/17/04
SECURITY DETAIL FC:1023

ACCT: 637-04221 CONGREGATION OF THE PASSION HO
DESC: EXXON MOBIL CORP COM SYM: XOM QRQ: A1 7 SEC NO: 257D
CURR POS: 275 MKT VAL: 13,750.0
CURR PX: 50.0000 STRATEGY: TECH:

DATE	TYPE	SOL	QTY	PRICE	NET AMOUNT	COMMENT
01/26/04	REC		75	.0000	0	
02/25/02	SLD	N	669C	40.8300	27,314C	
02/01/02	JE		669	.0000	0	TR FROM 22358073
07/24/01	DIV		100	.0000	0	
07/24/01	DUDB		100C	.0000	0	
07/19/01	DUDB		100	.0000	0	
06/30/00	BOT		100	80.5625	8,056	
01/03/95	SLD		16C	60.5000	920C	
12/30/94	REC		16	.0000	0	

TOTAL BUYS	100	TOTAL DEBITS	100
TOTAL SELLS	685	TOTAL CREDITS	960

FOR INFORMATION PURPOSES ONLY - ACCOUNT STATEMENT IS OFFICIAL RECORD
THIS INFO MUST NOT BE USED IN PLACE OF THE MERRILL LYNCH TAX REPORTING
STATEMENT FOR TAX INFORMATION.

<END>

Exxon Mobil – Climate Data

Whereas:

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

Whereas:

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

Supporting Statement:

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 14, 2004

VIA UPS OVERNIGHT DELIVERY

Mr. John Gonzalez, CPP
Corporate Responsibility Consultant
Passionist Community
Congregation of the Passion
5700 North Harlem Avenue
Chicago, IL 60631

Dear Mr. Gonzalez:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Congregation of the Passion the proposal previously submitted by Mr. John K. S. Wilson for Christian Brothers Investment Services, Inc., concerning a climate science report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Christian Brothers Investment Services, Inc. will be the sponsor of this proposal. Enclosed is a copy of our letter to Mr. John K. S. Wilson acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since the Congregation of the Passion does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 13, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 13, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of December 7 included a statement dated November 18, 2004, from Merrill Lynch Financial Consultants stating that the Passionist Community bought 100 shares of Exxon Mobil Corporation stock on June 30, 2000. This letter does not adequately establish your eligibility to submit a shareholder proposal. As explained above, you must submit documentation from the record holder of your securities indicating that you have continuously held the required value of securities for at least one year as of December 13, 2004, the date of submission and our receipt of your proposal. The letter from Merrill Lynch Financial Consultants verifies ownership through November 18.

Documentation establishing your eligibility and correcting the deficiency specifically noted in this letter must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson,
Christian Brothers Investment Services, Inc.

Enclosures

CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

RECEIVED
DEC 10 2004
H. H. HUBBLE

OFFICE OF THE
DEC 1 2004

December 8, 2004

Lee R. Raymond, CEO
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RE: **Shareholder Resolution** for 2005 Annual Meeting

Dear Mr. Raymond,

As Director of Corporate Social Responsibility for the Congregation of the Sisters of Charity of the Incarnate Word Houston, I am hereby authorized to notify you of our intention to submit the shareholder proposal on Global Warming in coordination with John K. Wilson of Christian Brothers Investment Services who shall serve as the primary contact for the shareholder group. We hereby support its inclusion in the proxy statement in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Congregation of the Sisters of Charity of the Incarnate Word Houston is the beneficial owner 100 shares of Exxon Mobil Corporation stock. Verification of beneficial ownership will be forwarded under separate cover. We have held stock for over one year and plan to continue to hold shares through the 2005 shareholder meeting.

Sincerely,

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility

Cc: Julie Wokaty, ICCR Director of Publications
John Wilson, Christian Brothers Investment Services

SHAREHOLDER PROPOSAL

DEC 10 2004

NO. OF SHARES ____________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

Exxon Mobil – Climate Data

Whereas:

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

DSI

RECEIVED
DEC 13 2004
H. H. HUBBLE

Date: December 8, 2004

Lee R. Raymond
CEO
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RE: Ownership Exxon Mobil Corporation Common Stock

Dear Mr. Raymond,

This letter verifies that the Sisters of Charity of the Incarnate Word Houston, Texas own and hold in excess of 100 shares of Exxon Mobil Corporation Common Stock. DSI International Management, Inc. manages this account on behalf of the Sisters of Charity of the Incarnate Word Houston, Texas and Citibank provides custody of the assets. These shares have been held for more than one year.

If you have any questions regarding this matter, please do not hesitate to contact me at (203) 719-6248.

Thank you,

Christine Charno

Christine Charno
Associate Director
(203) 719-6248
(203) 719-6075 - fax

SHAREHOLDER PROPOSAL

DEC 13 2004

NO. OF SHARES ____________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

Whereas:

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

Supporting Statement:

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 13, 2004

VIA UPS OVERNIGHT DELIVERY

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility
Sisters of Charity of the Incarnate Word
6510 Lawndale
Houston, TX 77223-0969

Dear Sister Lillian Anne Healy:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of Charity of the Incarnate Word Houston the proposal previously submitted by Mr. John K. S. Wilson for Christian Brothers Investment Services, Inc., concerning a climate science report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Christian Brothers Investment Services, Inc. will be the sponsor of this proposal. Enclosed is a copy of our letter to Mr. John K. S. Wilson acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since the Sisters of Charity of the Incarnate Word Houston does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 10, 2004, the date we received your proposal; and (3) must state that you

have continuously owned the securities for at least 12 months prior to December 10, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

A response from the record owner of your securities specifically indicating that you have continuously held at least $2,000 in market value of the company's common stock through the December 10 date of our receipt of your proposal must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson,
Christian Brothers Investment Services, Inc.

Enclosures

Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009
Phone and fax 1-212-674-2542 ~ E-mail heinonenv@juno.com

January 3, 2005

Henry Hubble
David Henry
Exxon Mobil Corp.
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RECEIVED
JAN 10 2005

Dear Mr. Hubble and Mr. Henry:

I am writing on behalf of Mercy Investment Program, the Sisters of Mercy-Regional Community of Detroit Charitable Trust and the Ursuline Sisters of Tildonk-U.S. Province, sponsors of one of the shareholder resolutions introduced for the 2005 annual meeting of Exxon Mobil. I am joining Walden Asset Management and others associated with the Interfaith Center on Corporate Responsibility to express our dismay at your treatment of us when we exercised our legitimate right to submit a shareholder resolution on environmental issues. We hope you will review your practices. The leadership of the institutions, for which I work, believe this is especially important at a time when regulatory changes and the attention of large institutional investors are focused on increased management and board accountability to shareholders.

The letters sent to shareholder resolution proponents to resubmit our credentials are perceived as harassment. We urge you to change your approach.

We recognize that the SEC does not require a company to list resolution co-filers in the proxy, or even name the primary filer. However, ExxonMobil is the only company, in my experience, that explicitly states it does not recognize co-filers. And, yet, Exxon Mobil demands proof of ownership documentation that appears to go beyond SEC requirements. In addition, you've instituted a frustrating and time consuming requirement—I explain to each of my custodians, two of which are major bank holding companies, that I need a second proof letter **only for ExxonMobil**—because the documentation has to be dated the day resolutions are *received* by the company.

We are long-term holders of Exxon Mobil and believe that some issues should come before all investors through the proxy resolution process. We request that you review these practices. We look forward to your response.

Yours truly,

Valerie Heinonen, o.s.u.

SHAREHOLDER RELATIONS

JAN 10 2005

NO. OF SHARES
COMMENT:
ACTION:

Sisters of MERCY OF THE AMERICAS
Regional Community of Detroit

Phone (248) 476-8000 • Fax (248) 476-4222 • www.mercydetroit.org
29000 Eleven Mile Road • Farmington Hills, MI 48336-1405

RECEIVED
DEC 08 2004
H. H. HUBBLE

December 6, 2004

SHAREHOLDER PROPOSAL

DEC 08 2004

NO. OF SHARES________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

Lee Raymond, CEO
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

On behalf of the Sisters of Mercy, Regional Community of Detroit Charitable Trust, I am authorized to submit the following resolution, which asks that the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, for inclusion in the 2005 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Sisters of Mercy Trust is cosponsoring this resolution with the Christian Brothers Investment Service and others associated with the Interfaith Center on Corporate Responsibility.

The Sisters of Mercy voted stewardship of our environment to be one of five priority issues for attention by the entire Institute of Sisters of Mercy of the Americas. Global warming is just one aspect of care for our resources for our own well being and that of future generations. The Detroit Sisters of Mercy believe that it is important to raise this question with you--a major energy corporations.

The Sisters of Mercy, Regional Community of Detroit Charitable Trust is the beneficial owner of 22,080 shares of ExxonMobil stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt 10E
NY, NY 10009
Telephone and fax: 212 674 2542
heinonenv@juno.com

RECEIVED BY
OFFICE OF THE [illegible]
DEC 0 8 2004
Routed [illegible]
Inform[illegible]

STATE STREET
For Everything You Invest In™

801 Pennsylvania
Kansas City, MO 64105
Telephone: (816) 871-4100

October 22, 2004

Lee Raymond
Chief Executive Officer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

This letter will certify that as of October 22, 2004 State Street Corporation, as Custodian, held for the beneficial interest of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit 22,080 shares of Exxon Mobil Corporation. The shares are held in the name of C.E.D. and Co.

Further, please note that State Street Corporation has continuously held at least $798,175 in market value of Exxon Mobil Corporation on behalf of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit since September 30, 2003.

If you have any questions concerning this matter, please do not hesitate to contact me at 816.691.4309.

Sincerely,

Eric S. Bittner
Client Relationship Officer

cc: Sr. Valerie Heinonen

Exxon Mobil – Climate Data

Whereas:
Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:
The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

Whereas:
A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

Supporting Statement:
These data should:
1. Explain the specific differences between the company's position and that of the IPCC.
2. Describe company claims about 'gaps in climate science.'
3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.
4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 13, 2004

VIA UPS OVERNIGHT DELIVERY

Ms. Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt. 10E
New York, NY 10009

Dear Ms. Heinonen:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of Mercy, Regional Community of Detroit Charitable Trust the proposal previously submitted by Mr. John K. S. Wilson for Christian Brothers Investment Services, Inc., concerning a climate science report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Christian Brothers Investment Services, Inc. will be the sponsor of this proposal. Enclosed is a copy of our letter to Mr. John K. S. Wilson acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since the Sisters of Mercy, Regional Community of Detroit Charitable Trust does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 8, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to

December 8, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of December 6 included a letter dated October 22, 2004, from State Street Corporation stating that the Charitable Trust had continuously held $798,175 in market value of Exxon Mobil Corporation stock since September 30, 2003. This letter does not adequately establish your eligibility to submit a shareholder proposal. As explained above, you must submit documentation from the record holder of your securities indicating that you have continuously held the required value of securities for at least one year as of December 8, 2004, the date of submission and our receipt of your proposal. The letter from State Street Corporation verifies ownership through October 22.

Documentation establishing your eligibility and correcting the deficiencies specifically noted in this letter must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson,
Christian Brothers Investment Services, Inc.

Enclosures

STATE STREET
For Everything You Invest In™

801 Pennsylvania
Kansas City, MO 64105
Telephone: (816) 871-4100

December 16, 2004

RECEIVED
DEC 22 2004
S.M. DERKACZ

David G. Henry
Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Henry:

This letter will certify that, as of December 8, 2004, State Street Corporation, as Custodian, held for the beneficial interest of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit 21,280 shares of Exxon Mobil Corporation. The shares are held in the name of C.E.D. and Co.

Further, please note that State Street Corporation has continuously held at least $798,175 in market value of Exxon Mobil Corporation on behalf of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit since September 30, 2003.

If you have any questions concerning this master, please do not hesitate to contact me at 816.691.4309.

Sincerely,

Eric S. Bittner
Client Relationship Officer

cc: Sr. Valerie Heinonen

Ursuline Sisters of Tildonk
UNITED STATES PROVINCE
81-15 UTOPIA PARKWAY
JAMAICA, NEW YORK 11432-1308

PROVINCIAL'S OFFICE: (718) 591-0681
ASS'T PROVINCIAL'S OFFICE: (718) 969-6034
FAX: (718) 969-4275

December 6, 2004

RECEIVED
DEC 08 2004
H. H. HUBBLE

Lee Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

On behalf of the Ursuline Sisters of Tildonk, I am authorized to submit the following resolution, which asks that the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, for inclusion in the 2005 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Ursuline Sisters of Tildonk is cosponsoring this resolution with Christian Brothers Investment Service and others associated with the Interfaith Center on Corporate Responsibility.

The Ursuline Sisters of Tildonk believe that global warming is one of the major issues for governments and peoples around the world. Energy conservation and environmental stewardship are critical priorities for all of us both here in the U.S. and in developing countries. We urge your attention to our request.

The Ursuline Sisters of Tildonk, U.S. Province is the beneficial owner of 5,000 shares of ExxonMobil stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt 10E
NY, NY 10009
Telephone and fax: 212 674 2542
heinonenv@juno.com

SHAREHOLDER PROPOSAL

DEC 08 2004

NO. OF SHARES ____________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

Exxon Mobil – Climate Data

Whereas:
Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:
The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity…Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

Whereas:
A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

Supporting Statement:
These data should:
1. Explain the specific differences between the company's position and that of the IPCC.
2. Describe company claims about 'gaps in climate science.'
3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.
4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

KIMELMAN & BAIRD, LLC

RECEIVED
DEC 20
S.M. DERKACZ

RECEIVED
DEC 20 2004
S.M. DERKACZ

OFFICE OF ... RMAN
DEC 17 2004
Routed for ...
Information ...

December 6, 2004

Lee Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond,

This letter will certify that as of November 30, 2004 the Ursuline Sisters of Tildonk were the beneficial owners of 4000 shares of ExxonMobil common stock. The shares are held in the name of Neuberger Berman.

Further, please note that Neuberger Berman has continuously held at least $2,000 in market value of ExxonMobil common stock on behalf of the Ursuline Sisters of Tildonk since September 30, 2003.

If you have any questions concerning this matter, please do not hesitate to contact me at (212) 686-0021.

Sincerely,

Sheila Baird

100 Park Avenue • New York, NY 10017-5516 • Tel 212-686-0021 • Fax 212-779-9603 • E-mail skimelman@aol.com

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 13, 2004

VIA UPS OVERNIGHT DELIVERY

Ms. Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt. 10E
New York, NY 10009

Dear Ms. Heinonen:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Ursuline Sisters of Tildonk the proposal previously submitted by Mr. John K. S. Wilson for Christian Brothers Investment Services, Inc., concerning a climate science report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Christian Brothers Investment Services, Inc. will be the sponsor of this proposal. Enclosed is a copy of our letter to Mr. John K. S. Wilson acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since the Ursuline Sisters of Tildonk does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 8, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 8, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of December 6 included a letter dated December 13, 2004, from Kimelman & Baird, LLC stating that the Ursuline Sisters of Tildonk in the name of Neuberger Berman had continuously held at least $2,000 in market value of Exxon Mobil Corporation stock since September 30, 2003. This letter does not adequately establish your eligibility to submit a shareholder proposal. As explained above, you must submit documentation from the record holder of your securities indicating that you have continuously held the required value of securities for at least one year as of December 8, 2004, the date of submission and our receipt of your proposal. The letter from Kimelman & Baird, LLC verifies ownership through October 31.

Documentation establishing your eligibility and correcting the deficiencies specifically noted in this letter must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson,
Christian Brothers Investment Services, Inc.

Enclosures

KIMELMAN & BAIRD, LLC

December 13, 2004

Lee Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond,

This letter will certify that as of October 31, 2004 the Ursuline Sisters of Tildonk were the beneficial owners of 4000 shares of ExxonMobil common stock. The shares are held in the name of Neuberger Berman.

Further, please note that Neuberger Berman has continuously held at least $2,000 in market value of ExxonMobil common stock on behalf of the Ursuline Sisters of Tildonk since September 30, 2003.

If you have any questions concerning this matter, please do not hesitate to contact me at (212) 686-0021.

Sincerely,

Sheila Baird

Sheila Baird

100 Park Avenue • New York, NY 10017-5516 • Tel 212-686-0021 • Fax 212-779-9603 • E-mail skimelman@aol.com

The Passionists
Province Pastoral Center

526 Monastery Place • Union City, New Jersey 07087 • (201) 867-6400 • Fax: (201) 867-0357

Office of the Treasurer

matierney@cpprov.org

RECEIVED
DEC 15 2004
H. H. HUBBLE

December 13, 2004

Mr. Lee R. Raymond
Chairman of the Board
Exxon Mobil
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 15 2004
Routed for Action to:________
Informational Copy to:________

Dear Mr. Raymond:

As owners of 6,800 shares of Exxon Mobil stock, St. Paul's Benevolent, Educational and Missionary Institute, Inc. (St. Paul's) hereby notifies you of their intention to file a shareholder resolution with Exxon Mobil. The resolution requests the Board of Directors prepare a report to be made available to shareholders by the next annual meeting. Attached please find the resolution to be included with the proxy, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. The primary filer for this resolution is the Christian Brothers Investment Services of New York, NY.

St. Paul's has been the owner of Exxon Mobil stock since 1995. Attached please find letters from Citigroup, C.A. and Merrill Lynch stating St. Paul's proof of ownership.

St. Paul's welcomes dialogue with the corporation prior to the stockholders' meeting. The person listed below represents the primary filer for the resolution.

Sincerely,

Rev. Victor Hoagland, CP
Treasurer

SHAREHOLDER PROPOSAL
DEC 15 2004
NO. OF SHARES______
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

1.) Mr. John K. S. Wilson
Christian Brothers Investment Services
90 Park Avenue
29th Floor
New York, NY 10016
212-490-0800 Ext.118

Enclosure

Exxon Mobil – Climate Data

Whereas:

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

Whereas:

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

Supporting Statement:

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

citigroup
asset management

Citibank, N.A.
100 First Stamford Place, 7th Floor
Stamford, CT 06902

Michael Minsch
Director/Senior Portfolio Manager
michael.minsch@citigroup.com
Tel: (203) 961-4847
Fax: 203-961-4996

November 22, 2004

Sister Mary Ann Tierney
St. Paul's Benevolent, Educational
and Missionary Institute, Inc.
526 Monastery Place
Union City, NJ 07087

Dear Sister Mary Ann,

Regarding your ownership in ExxonMobil Corporation common stock, please find the following information:

Your account, 15C-062484768, St. Paul's Benevolent, Educational and Missionary Institute, Inc. held 4900 shares of ExxonMobil stock, valued at $246,862 as of November 19, 2004. Your account has held these securities in your name, with Smith Barney and/or Citigroup acting as custodian for the following times, with the longest in excess of 9 years:

Purchase Date	Shares	Amount
9/14/1995	2400 shares	$45,480.00
7/24/2002	1000 shares	$33,137.20
9/9/2002	700 shares	$23,831.99
9/12/2002	800 shares	$27,227.36

Best Regards,

Mike W.J. Minsch III
Director
Senior Portfolio Manager

Martin G. Lutschaunig
Vice President
Senior Financial Consultant

Private Client Group

7 Roszel Road
4th Floor
Princeton, New Jersey 08540
609 243 7963 Direct
800 777 5985 Toll Free
FAX 609 243 0263
marty_lutschaunig@ml.com

Merrill Lynch

December 13, 2004

Father Victor Hoagland, CP
St. Paul's Benevolent Educational & Missionary Institute, Inc.
526 Monastery Place
Union City, NJ 07087

RE: Account 876-04E00

Dear Father Victor:

Please be advised that as of close of business on Friday December 10, 2004 your holdings of Exxon Mobil Corp. included, but were not limited to, 1,900 shares with a total value of $95,286, as follows:

Date of Purchase	Number of Shares	Total Cost
January 27, 2003	440	$14,300
December 6, 2002	250	$8,688
August 28, 2002	1,210	$43,742

Please call me if you have any questions regarding these holdings.

Sincerely,

Martin G. Lutschaunig
Vice President

The information above is form sources we believe to be reliable. However, your trade confirmations and monthly statements of account should be your primary source of information regarding your portfolio.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 15, 2004

VIA UPS OVERNIGHT DELIVERY

Reverend Victor Hoagland, CP
Treasurer
The Passionists Province Pastoral Center
526 Monastery Place
Union City, NJ 07087

Dear Reverend Hoagland:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of St. Paul's Benevolent, Educational and Missionary Institute, Inc. the proposal previously submitted by Mr. John K. S. Wilson for Christian Brothers Investment Services, Inc., concerning a climate science report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Christian Brothers Investment Services, Inc. will be the sponsor of this proposal. Enclosed is a copy of our letter to Mr. John K. S. Wilson acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since St. Paul's Benevolent, Educational and Missionary Institute, Inc. does not appear on our records as a registered shareholder, you must submit proof that St. Paul's Benevolent, Educational and Missionary Institute, Inc. meets these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 15, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 15, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of December 13 included a letter dated December 13, 2004, from Merrill Lynch stating that the St. Paul's Benevolent, Educational and Missionary Institute, Inc. held 1,900 shares of Exxon Mobil Corporation stock for several years. This letter does not adequately establish your eligibility to submit a shareholder proposal. As explained above, you must submit documentation from the record holder of your securities indicating that you have continuously held the required value of securities for at least one year as of December 15, 2004, the date of submission and our receipt of your proposal. The letter from Citigroup verifies ownership through December 10.

Documentation establishing your eligibility and correcting the deficiency specifically noted in this letter must be postmarked, or transmitted electronically at 972.444.1505, to us no later than 14 days from the date you receive this notification.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson,
Christian Brothers Investment Services, Inc.

Enclosures

Martin G. Lutschaunig
Vice President
Senior Financial Consultant

Private Client Group

7 Roszel Road
4th Floor
Princeton, New Jersey 08540
609 243 7963 Direct
800 777 5985 Toll Free
FAX 609 243 0263
marty_lutschaunig@ml.com

Merrill Lynch

December 27, 2004

Father Victor Hoagland, CP
St. Paul's Benevolent Educational & Missionary Institute, Inc.
526 Monastery Place
Union City, NJ 07087

RE: Account 876-04E00

Dear Father Victor:

Please be advised that as of close of business on Wednesday December 15, 2004 your holdings of Exxon Mobil Corp. included, but were not limited to, 1,900 shares with a total value of $95,969, as follows:

Date of Purchase	Number of Shares	Total Cost
January 27, 2003	440	$14,300
December 6, 2002	250	$8,688
August 28, 2002	1,210	$43,742

Please call me if you have any questions regarding these holdings.

Sincerely,

Martin G. Lutschaunig
Vice President

Cc: David G. Henry - ExxonMobil

SHAREHOLDER PROPOSAL

DEC 27 2004

NO. OF SHARES ____________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

School Sisters of Notre Dame
St. Louis Province

320 East Ripa Avenue
St. Louis, MO 63125-2897
314-544-0455 voice
314-544-6754 fax
www.ssnd-sl.org

RECEIVED
DEC 15 2004
H. H. HUBBLE

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 15 2004
Routed for Action to: ____
Informational Copy to: ____

December 7, 2004

Lee R. Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Raymond:

I am writing you on behalf of the School Sisters of Notre Dame, an international religious congregation committed to the well-being and quality of life of the human family throughout the world.

We believe we are all responsible for preserving our universe. Global warming is a real threat to the future of this planet. We feel that our company needs to do its part to create a more sustainable future for our earth and would like our company to share its research data relevant to the science of climate change.

The School Sisters of Notre Dame of St. Louis are the beneficial owners of 2,450 shares of Exxon Mobil common stock. Verification of ownership of the shares is attached. We have held this stock continuously for over a year and intend to hold the stock at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the John Wilson of Christian Brothers Investment Services. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the next stockholders meeting in accordance with Rule 14-a 8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders' meeting to move the resolution. We hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution is John Wilson, wilsonj@cbisonline.com.

We hope that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,

Sister Linda Jansen

Sister Linda Jansen, SSND
Provincial Treasurer

The Commerce Trust Company
A division of Commerce Bank, N.A.

Cindy M. Lewis
(314) 746-7322
(800) 292-1601 ext. 7322
cindy.lewis@commercebank.com

December 7, 2004

Sister Linda Jansen
School Sisters of Notre Dame
320 East Ripa Avenue
St. Louis, MO 63125

RE: School Sisters of Notre Dame General Account #71-0141-01-1

Dear Sister Linda:

Security	Shares	Acquisition Date
Exxon Mobil	2,450	Held continuously for at least one year

To the best of my knowledge the Sisters intend to hold this security in this account at least through the date of the next annual meeting.

If you have any questions or comments, please do not hesitate to contact me at (314) 746-7322.

Very truly yours,

Cindy M. Lewis

Cindy M. Lewis, CTFA, CISP
Senior Vice President

CML:vkm
Enclosure

Exxon Mobil – Climate Data

Whereas:

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 15, 2004

VIA UPS OVERNIGHT DELIVERY

Sister Linda Jansen, SSND
Provincial Treasurer
School Sisters of Notre Dame St. Louis Province
320 East Ripa Avenue
St. Louis, MO 63125-2897

Dear Sister Linda Jansen:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the School Sisters of Notre Dame the proposal previously submitted by Mr. John K. S. Wilson for Christian Brothers Investment Services, Inc., concerning a climate science report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Christian Brothers Investment Services, Inc. will be the sponsor of this proposal. Enclosed is a copy of our letter to Mr. John K. S. Wilson acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since the School Sisters of Notre Dame does not appear on our records as a registered shareholder, you must submit proof that the School Sisters of Notre Dame meets these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 15, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to

December 15, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of December 7 included a letter dated December 7, 2004, from The Commerce Trust Company stating that the School Sisters of Notre Dame held 2,450 shares of Exxon Mobil Corporation stock for at least one year. This letter does not adequately establish your eligibility to submit a shareholder proposal. As explained above, you must submit documentation from the record holder of your securities indicating that you have continuously held the required value of securities for at least one year as of December 15, 2004, the date of submission and our receipt of your proposal. The letter from The Commerce Trust Company verifies ownership through December 7.

In addition, the proof of ownership must be submitted by the record holder of your shares. The records of our transfer agent do not indicate that The Commerce Trust Company is a record holder of ExxonMobil stock, nor does The Commerce Trust Company appear on DTC's records as a direct participant in the DTC system.

Documentation establishing your eligibility and correcting the deficiencies specifically noted in this letter must be postmarked, or transmitted electronically at 972.444.1505, to us no later than 14 days from the date you receive this notification.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson,
Christian Brothers Investment Services, Inc.

Enclosures

School Sisters of Notre Dame
St. Louis Province

320 East Ripa Avenue
St. Louis, MO 63125-2897
314-544-0455 voice
314-544-6754 fax
www.ssnd-sl.org

HHH

RECEIVED
DEC 28 2004
L. R. RAYMOND

December 22, 2004

Lee R. Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Raymond:

I am enclosing a new proof of ownership letter stating that we owned 2,450 shares of Exxon Mobil stock as of December 15, the date that John Wilson filed the shareholder resolution. We still hold these and will continue to hold them indefinitely.

I hope this satisfies your requirement so that we can be co-filers with the shareholder resolution we submitted with our previous letter dated December 7, 2004.

Have a blessed Christmas and a Happy New Year.

Sincerely,

Sister Linda Jansen, SSND

Sister Linda Jansen, SSND
Treasurer

SHAREHOLDER PROPOSAL

DEC 29 2004

NO. OF SHARES ____
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

The Commerce Trust Company
A division of Commerce Bank, N.A.

Cindy M. Lewis
(314) 746-7322
(800) 292-1601 ext. 7322
cindy.lewis@commercebank.com

December 15, 2004

Sister Linda Jansen
School Sisters of Notre Dame
320 East Ripa Avenue
St. Louis, MO 63125

RE: School Sisters of Notre Dame General Account #71-0141-01-1

Dear Sister Linda:

Security	Shares	Acquisition Date
Exxon Mobil	2,450	Held continuously for at least one year

To the best of my knowledge the Sisters intend to hold this security in this account at least through the date of the next annual meeting.

If you have any questions or comments, please do not hesitate to contact me at (314) 746-7322.

Very truly yours,

Cindy M. Lewis, CTFA, CISP
Senior Vice President

CML:vkm
Enclosure

School Sisters of Notre Dame Cooperative Investment Fund

Social Responsibility Office
336 East Ripa Avenue St. Louis, MO 63125-2800 Phone/Fax 314-638-5453 E-mail: SuMaJor@aol.com

RECEIVED
DEC 10 2004
H. H. HUBBLE

December 1, 2004

Mr. Lee R. Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

As you know, religious investors are increasingly concerned about the social responsibility as well as the financial responsibility of the companies in which they invest. It is our conviction that economic behavior must show concern for the good of the human family.

We have been following with great concern the phenomenon of climate change and global warming. We believe that ExxonMobil has a duty to assess and disclose to shareholders pertinent information on its responses associated with climate change. Because of our concern for the environment and the integrity of all creation, we are joining other shareholders in asking that by the 2006 annual meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change. The shareholder proposal enclosed with this letter includes what we hope is included in that data.

The School Sisters of Notre Dame Cooperative Investment Fund is the beneficial owner of 100 shares of ExxonMobil Corporation stock. Verification of ownership of the shares is enclosed. The stock will be held at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to join with Christian Brothers Investment Services, Inc. (CBIS), and other shareholders, in submitting the attached proposal for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

We hope that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,

Susan Jordan, SSND

Susan Jordan, SSND
Social Responsibility Agent for the Board of Directors,
School Sisters of Notre Dame Cooperative Investment Fund

cc: John Wilson: CBIS
Julie Wokaty, Leslie Lowe: ICCR

SHAREHOLDER PROPOSAL

DEC 10 2004

NO. OF SHARES ________
DISTRIBUTION: HHH: FLR: REG:

Exxon Mobil – Climate Data

Whereas:
Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:
The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

Whereas:
A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

Supporting Statement:

These data should:
1. Explain the specific differences between the company's position and that of the IPCC.
2. Describe company claims about 'gaps in climate science.'
3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.
4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

STATE STREET.
For Everything You Invest In™

David Renteria
Vice President

Institutional Investor Services
633 West Fifth Street, 12th Floor
Los Angeles, California 90071

Telephone 213-362-7442
Facsimile 213-362-7330
dfrenteria@statestreet.com

December 1, 2004

Sister Susan Jordan
School Sisters of Notre Dame
Cooperative Investment Fund
336 East Ripa Avenue
St. Louis, MO 63125

Re: School Sisters of Notre Dame
Cooperative Investment Fund
Directed Investment – 11CJ

Dear Sister Susan:

This is to confirm that the following security is held in the above referenced account:

Security	**Shares**	**Acquisition Date**
ExxonMobil Corporation	100	Held for at least one year

To the best of my knowledge, the Sisters intend to hold this security in this account at least through the date of the next annual meeting.

If you have any questions or need additional information, please call me at (213) 362-7442.

Sincerely,

cc: Sister Joanna Illg

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 14, 2004

VIA UPS OVERNIGHT DELIVERY

Ms. Susan Jordan, SSND
Social Responsibility Agent for the Board of Directors,
School Sisters of Notre Dame Cooperative Investment Fund
336 East Ripa Avenue
St. Louis, MO 63125-2800

Dear Ms. Jordan:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the School Sisters of Notre Dame Cooperative Investment Fund the proposal previously submitted by Mr. John K. S. Wilson for Christian Brothers Investment Services, Inc., concerning a climate science report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Christian Brothers Investment Services, Inc. will be the sponsor of this proposal. Enclosed is a copy of our letter to Mr. John K. S. Wilson acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since the School Sisters of Notre Dame Cooperative Investment Fund does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 10, 2004, the date we received your proposal; and (3) must state that you

have continuously owned the securities for at least 12 months prior to December 10, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of December 1 included a letter dated December 1, 2004, from State Street stating that the School Sisters of Notre Dame Cooperative Investment Fund held 100 shares of Exxon Mobil Corporation stock for at least one year. This letter does not adequately establish your eligibility to submit a shareholder proposal. As explained above, you must submit documentation from the record holder of your securities indicating that you have continuously held the required value of securities for at least one year as of December 10, 2004, the date of submission and our receipt of your proposal. The letter from State Street verifies ownership through December 1.

Documentation establishing your eligibility and correcting the deficiency specifically noted in this letter must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson,
Christian Brothers Investment Services, Inc.

Enclosures

School Sisters of Notre Dame Cooperative Investment Fund

Social Responsibility Office
336 East Ripa Avenue St. Louis, MO 63125-2800 Phone/Fax 314-638-5453 E-mail: SuMaJor@aol.com

SHAREHOLDER PROPOSAL

DEC 1 6 2004

NO. OF SHARES ______
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

By FAX and mail

December 16, 2004

Mr. David G. Henry, Shareholder Relations
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Henry:

I received your letter dated December 14, 2004 about our submission of the shareholder proposal regarding a climate science report. You requested that we provide a verification of holdings as of December 10, "the date of submission and our receipt of your proposal."

In our original submission we provided proof of holdings as of December 1, 2004. Both my letter of submission and the proof of ownership indicated that we intended to maintain our shares at least through the date of the annual meeting. I believe that in common practice, this is considered sufficient by most companies to comply with rule 14a-8!

As a good faith effort, I am enclosing an updated letter from our custodian verifying our holdings as of December 10, the date you requested. (The letter was torn slightly because of how the overnight letter was sealed. I have repaired that original copy instead of sending you a copy of State Street's letter).

Sincerely,

Susan Jordan, SSND

Susan Jordan, SSND
Social Responsibility Agent for the Board of Directors,
School Sisters of Notre Dame Cooperative Investment Fund

STATE STREET.
For Everything You Invest In™

David Renteria
Vice President

Institutional Investor Services
633 West Fifth Street, 12th Floor
Los Angeles, California 90071

Telephone 213-362-7442
Facsimile 213-362-7330
dfrenteria@statestreet.com

December 10, 2004

Sister Susan Jordan
School Sisters of Notre Dame
Cooperative Investment Fund
336 East Ripa Avenue
St. Louis, MO 63125

Re: School Sisters of Notre Dame
Cooperative Investment Fund
Directed Investment – 11CJ

Dear Sister Susan:

This is to confirm that the following security is held in the above referenced account:

Security	**Shares**	**Acquisition Date**
ExxonMobil Corporation	100	Held for at least one year

The Sisters have owned the stock continuously for over a year as of December 10, 2004, the date of submission and intend to hold this security in this account at least through the date of the next annual meeting.

If you have any questions or need additional information, please call me at (213) 362-7442.

Sincerely,

David R

cc: Sister Joanna Illg

CONGREGATION OF DIVINE PROVIDENCE
SAN ANTONIO, TEXAS

RECEIVED
DEC 10 2004
H. H. HUBBLE

December 7, 2004

Mr. Lee R. Raymond
Chairperson of the Board
ExxonMobil
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RE: Agenda Item for 2005 Annual Shareholder Meeting

Dear Mr. Raymond:

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2005 Annual Meeting of Stockholders of ExxonMobil. A representative of Christian Brothers Investment Services, Inc. (CBIS) will present this resolution to the assembled stockholders.

You will receive our proof of ownership from our Custodian. We hold 2,800 shares which is the fulfillment of the market value amount and time requirements of SEC Rule 14a-8. The Congregation of Divine Providence intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2005 Annual Meeting.

It is our understanding that this resolution may also be filed by others. Therefore, we are not submitting a separate proposal but are co-sponsoring this resolution with these groups. John Wilson of CBIS has been designated the lead filer and primary contact on this matter.

Sincerely yours,

Sr Antoinette Keiser

Sister Antoinette Keiser
Treasurer

SHAREHOLDER PROPOSAL

DEC 10 2004

NO. OF SHARES ____________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

Generalate • P.O. Box 37345 • San Antonio, Texas 78237-0345 • Phone 210-695-8721 • Fax 210-695-6033

Exxon Mobil – Climate Data

Whereas:

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

Whereas:

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions

based on the facts the company claims to have.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

Supporting Statement:

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 13, 2004

VIA UPS OVERNIGHT DELIVERY

Sister Antoinette Keiser
Treasurer
Congregation of Divine Providence
515 Southwest 24th Street
San Antonio, TX 78207

Dear Sister Antoinette Keiser:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Congregation of Divine Providence the proposal previously submitted by Mr. John K. S. Wilson for Christian Brothers Investment Services, Inc., concerning a climate science report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Christian Brothers Investment Services, Inc. will be the sponsor of this proposal. Enclosed is a copy of our letter to Mr. John K. S. Wilson acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since the Congregation of Divine Providence does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 10, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 10, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

A response from the record owner of your securities specifically indicating that you have continuously held at least $2,000 in market value of the company's common stock through the December 10 date of our receipt of your proposal must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson,
Christian Brothers Investment Services, Inc.

Enclosures

RECEIVED
DEC 28 2004
L. R. RAYMOND

December 23, 2004

THE QUANTITATIVE GROUP

Mr. Lee R. Raymond
Chairperson of the Board
ExxonMobil
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Climate science proof not okay

RE: Congregation of Divin
K81-000965

Dear Mr. Raymond:

This letter is to verify
ExxonMobil by the abo
have been held for a period in excess of one y

Should further information be required, please feel free to contact us.

Very truly yours,

Maurie Kern
Senior Investment Consultant

Cc: Sr. Antoinette Keiser
Treasurer, CDP

SHAREHOLDER PROPOS

DEC 29 2004

NO. OF SHARES __________
DISTRIBUTION: HHH: FLR: RE
JEP: DGH: SM

SISTERS OF ST. JOSEPH OF CARONDELET
ST. LOUIS PROVINCE

Province Leadership Team

RECEIVED
DEC 14 2004
H. H. HUBBLE

December 13, 2004

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 14 2004
Routed for Action to: HHH
Informational Copy to:

Lee R. Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

Investors are increasingly concerned about the financial and social responsibility of the companies in which they invest. As shareholders, it is our conviction that ExxonMobil must behave in ways that show concern for the good of all creation.

We seek to be in communion with Earth. We believe we are deeply interconnected with all Life. ExxonMobil is held in moral liability for the future of Earth's fragile ecosystems as global warming impacts both plant life and the human race.

The Sisters of St. Joseph of Carondelet, St. Louis Province, are the beneficial owners of 580 shares of ExxonMobil Corporation stock. Verification of ownership (copies of two stock certificates) and a copy of the resolution are enclosed. The stock will be held at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to join with Christian Brothers Investment Services - Socially Responsible Investing, and with other shareholders in submitting the enclosed proposal for consideration and action by the stockholders at our 2005 annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

Mr. John K.S. Wilson, Director of Socially Responsible Investing at Christian Brothers Investment Services, is the contact person for this resolution, and any materials sent to him and the other co-filers should be sent to me also. Mr. Wilson's contact information is: 90 Park Avenue, 29th Floor; New York, NY 10016; phone: 212-490-0800x118; email: wilsonj@cbisonline.com

SHAREHOLDER PROPOSAL

DEC 14 2004

Serving the dear neighbor for more than 350 years

6400 Minnesota Avenue • St. Louis, MO 63111-2899 • 314-481-8800 • FAX: 314-351-3111 • provincecenter@csjsl.org • www.csjsl.org

NO. OF SHARES
DISTRIBUTION: HHH: FLR: REG

We hope that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,

Mary Kay Liston, CSJ

Mary Kay Liston, CSJ
Secretary, Sisters of St. Joseph of Carondelet
St. Louis Province Leadership Team

Copy: Henry Hubble, Secretary, ExxonMobil

Exxon Mobil – Climate Data

Whereas:

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

Whereas:

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

Supporting Statement:

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 15, 2004

VIA UPS OVERNIGHT DELIVERY

Ms. Mary Kay Liston, CSJ
Secretary
Sisters of St. Joseph of Carondelet
6400 Minnesota Avenue
St. Louis, MO 63111-2899

Dear Ms. Liston:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of St. Joseph of Carondelet the proposal previously submitted by Mr. John K. S. Wilson for Christian Brothers Investment Services, Inc., concerning a climate science report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Christian Brothers Investment Services, Inc. will be the sponsor of this proposal. Enclosed is a copy of our letter to Mr. John K. S. Wilson acknowledging receipt of this proposal.

Since the Sisters of St. Joseph of Carondelet is listed in the Company's records as a shareholder, we were able to verify your eligibility.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson,
Christian Brothers Investment Services, Inc.

Enclosures

Sisters of the Holy Spirit
and Mary Immaculate

RECEIVED
DEC 13 2004
H. H. HUBBLE

December 7, 2004

Mr. Lee R. Raymond
Chairperson of the Board
ExxonMobil
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RE: Agenda Item for 2005 Annual Shareholder Meeting

Dear Mr. Raymond:

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2005 Annual Meeting of Stockholders of ExxonMobil. A representative of Christian Brothers Investment Services, Inc. (CBIS) will present this resolution to the assembled stockholders.

Also enclosed is certification from our Custodian (or we will be sending our proof of ownership). We hold at least $2,000. in shares which is the fulfillment of the market value amount and time requirements of SEC Rule 14a-8. Sisters of the Holy Spirit intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2005 Annual Meeting.

It is our understanding that this resolution may also be filed by others. Therefore, we are not submitting a separate proposal but are co-sponsoring this resolution with these groups. John Wilson of CBIS has been designated the lead filer and primary contact on this matter.

Sincerely yours,

Sister Gabriella Lohan

Sister Gabriella Lohan
General Treasurer

cc: Henry Hubble, Secretary, Exxon Mobil

SHAREHOLDER PROPOSAL

DEC 13 2004

NO. OF SHARES ____________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

Holy Spirit Convent
301 Yucca Street • San Antonio, TX 78203-2399 • 210-533-5149 • FAX 210-533-3434 • e-mail: holyspirit@shsp.org

Exxon Mobil – Climate Data

Whereas:

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

Whereas:

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions

based on the facts the company claims to have.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

Supporting Statement:

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 14, 2004

VIA UPS OVERNIGHT DELIVERY

Sister Gabriella Lohan
General Treasurer
Sisters of the Holy Spirit
and Mary Immaculate
301 Yucca Street
San Antonio, TX 78203-2399

Dear Sister Gabriella Lohan:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of the Holy Spirit and Mary Immaculate the proposal previously submitted by Mr. John K. S. Wilson for Christian Brothers Investment Services, Inc., concerning a climate science report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Christian Brothers Investment Services, Inc. will be the sponsor of this proposal. Enclosed is a copy of our letter to Mr. John K. S. Wilson acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since the Sisters of the Holy Spirit and Mary Immaculate does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of

December 13, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 13, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

At this date we have not received proof of shareholdings. You stated in your letter of December 7 that this information was enclosed or would follow. This information must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson,
Christian Brothers Investment Services, Inc.

Enclosures

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 2 0 2004
Routed for Action to: HHH
Informational Copy to: ________

Frost Bank

Post Office Box 1600
San Antonio, Texas 78296-1600

(210) 220-4438
FAX (210) 220-5809

December 14, 2004

Mr. Lee R. Raymond
Chairperson of the Board
ExxonMobil
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RECEIVED
DEC 2 1 2004
S.M. DERKACZ

RECEIVED
DEC 2 1 2004
H. H. HUBBLE

RE: F0638800; The Holy Spirit Trust
F5108800; Holy Spirit Ministry Support Fund Agency

Dear Mr. Raymond:

As instructed by Sister Gabriella Lohan, this letter is written to confirm that account F0638800, The Holy Spirit Trust has 4,000 shares of ExxonMobil Stock valued in excess of $2,000 dollars and such stock has been held at The Frost National Bank in excess of one year. In addition, account F5108800, Holy Spirit Ministry Support Fund Agency has 650 shares of ExxonMobil Stock valued in excess of $2,000 and such stock has been held at the Frost National Bank in excess of one year. Enclosed please find "Position/Taxlot Detail" statements for your reference.

If you have any questions or need additional information, please do not hesitate to contact me.

Very truly yours,

John H. Ferguson IV
Vice President

JHF/lag

Enclosures

cc: Sister Gabriella Lohan
w/enclosures

POSITION/TAXLOT DETAIL PRICED AS OF:12/13/04 PAGE 1 OF 2
F0638800 THE¬HOLY SPIRIT TRUST CASH BASIS
COMMAND ===>

XOM : EXXON MOBIL CORP COM * TAXABLE TO FEDERAL AND STATE

CUSIP: 30231G102 ISIN: US30231G1022

SHARES/PV	BOOK/UNRL	MARKET/UNRL GL	FED/STATE COST	INC QTR/YR
4,000.0000	51,065.00	202,680.00	51,065.00	1,080
	151,615.00	151,615.00	51,065.00	4,240

LOT #	P	SHARES/PV	FED/ STATE COST	TAX/ DEPT ACQ	UNREAL GL	LOC REG	D R	V X	M C	A
1603086	1	3,800.0000	48,511.75	01/08/1991	144,034	5	F	N	Y	F
			48,511.75	01/15/1991		5	F		P	
1603087	1	200.0000	2,553.25	01/08/1991	7,581	5	F	N	Y	F
			2,553.25	01/15/1991		5	6		P	

F1-HELP F2-HINT F3-END F5-RFIND F6-PRINT F7-UP F8-DOWN F10-LEFT

POSITION/TAXLOT DETAIL PRICED AS OF:12/13/04 PAGE 1 OF 2
F5108800 HOLY SPIRIT MIN SUPPORT FUND AGENCY CASH BASIS
COMMAND ===>

XOM : EXXON MOBIL CORP COM * TAXABLE TO FEDERAL AND STATE

CUSIP: 30231G102 ISIN: US30231G1022

SHARES/PV	BOOK/UNRL	MARKET/UNRL GL	FED/STATE COST	INC QTR/YR
650.0000	26,083.20	32,935.50	26,033.50	176
	6,852.30	6,902.00	26,033.50	768

LOT #	P	SHARES/PV	FED/ STATE COST	TAX/ DEPT ACQ	UNREAL GL	LOC REG	D R	V X	M C	A
1874981	1	450.0000	18,121.50	03/27/2001	4,680	5	F	N	Y	P
			18,121.50	03/30/2001		5	F		P	
1875840	1	200.0000	7,912.00	03/28/2001	2,222	5	F	N	Y	P
			7,912.00	04/02/2001		5	F		P	

F1-HELP F2-HINT F3-END F5-RFIND F6-PRINT F7-UP F8-DOWN F10-LEFT

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

RECEIVED
DEC 15 2004
H. H. HUBBLE

December 10, 2004

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 15 2004
Routed for Action to:________
Informational Copy to:________

Mr. Lee R. Raymond
Chairman of the Board
ExxonMobil
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

Peace and all good! The Sisters of St. Francis of Philadelphia believe that it is important for our company to become more involved in the worldwide movement to mitigate climate change and reexamine why it is not supportive of the reports provided by the Intergovernmental Panel on Climate Change (IPCC). We strongly urge you to examine your claims about "gaps in climate science." This issue which is of grave importance to our global community needs more serious consideration by ExxonMobil. We see it as even more significant after viewing "Extreme Oil." ExxonMobil's resources will have profound positive effects on global stability, sustainability, and climate change when you are proactive in this endeavor. Out of concern for the future direction of ExxonMobil and our global community, we ask that you take a substantial step forward in transparency and global responsibility as you review and respond to this proposal.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with the Christian Brothers Investment Services. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders meeting to move the resolution. We hope that representatives of the company will meet with the proponents of this resolution. Please note that the contact person for this resolution will be: John K. S. Wilson, Director –Socially Responsible Investing, CBIS. His phone number is: 212-490-0800; his email address is: wilson@cbisonline.com

As verification that we are beneficial owners of common stock in ExxonMobil, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio through the date of the annual meeting.

Respectfully yours,

Nora M. Nash, OSF

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc: John Wilson, CBIS
Leslie Lowe, ICCR
Julie Wokaty, ICCR

SHAREHOLDER PROPOSAL
DEC 15 2004
NO. OF SHARES________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

Office of Corporate Social Responsibility
609 South Convent Road · Aston, PA 19014-1207
610-558-7661 · Fax: 610-558-5855 · E-mail: nnash@osfphila.org · www.osfphila.org

Exxon Mobil – Climate Data

Whereas:

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity…Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

Whereas:

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

Supporting Statement:

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

December 10, 2004

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of Exxon Mobil. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash is a representative of the Sisters of St. Francis of Philadelphia and is authorized to act in their behalf.

Sincerely,

Richard F. McConville

Richard F. McConville
Vice President

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 15, 2004

VIA UPS OVERNIGHT DELIVERY

Ms. Nora M. Nash, OSF
Director, Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207

Dear Ms. Nash:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of St. Francis of Philadelphia the proposal previously submitted by Mr. John K. S. Wilson for Christian Brothers Investment Services, Inc., concerning a climate science report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Christian Brothers Investment Services, Inc. will be the sponsor of this proposal. Enclosed is a copy of our letter to Mr. John K. S. Wilson acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since the Sisters of St. Francis of Philadelphia does not appear on our records as a registered shareholder, you must submit proof that the Sisters of St. Francis of Philadelphia meets these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 15, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 15, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of December 10 included a letter dated December 10, 2004, from Northern Trust stating that the Sisters of St. Francis of Philadelphia held at least $2,000 in market value of Exxon Mobil Corporation stock for more than one year. This letter does not adequately establish your eligibility to submit a shareholder proposal. As explained above, you must submit documentation from the record holder of your securities indicating that you have continuously held the required value of securities for at least one year as of December 15, 2004, the date of submission and our receipt of your proposal. The letter from Northern Trust verifies ownership through December 10.

Documentation establishing your eligibility and correcting the deficiency specifically noted in this letter must be postmarked, or transmitted electronically at 972.444.1505, to us no later than 14 days from the date you receive this notification.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson,
Christian Brothers Investment Services, Inc.

Enclosures

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

SHAREHOLDER PROPOSAL

DEC 2 8 2004

NO. OF SHARES ____________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

December 20, 2004

Mr. David G. Henry
Section Head Shareholder Relations
ExxonMobil
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Henry:

Peace and all good! Thank you for acknowledging your receipt of our letter and resolution filed on December 10th 2005. As indicated in my letter I am a co-filer with Christian Brothers Investment Services. It is not necessary to assume that Christian Brother Investment Services are sponsoring the resolution because John Wilson's communication has indicated that he already filed the resolution.

The proof of ownership letter was included, however, since you are indicating a lack of compliance even in these small matters, another proof is included indicating our ownership through December 15th. The last paragraph of my letter indicated that we would hold the shares through the date of the annual meeting. Rich McConville of Northern Trust, our Custodian/record holder indicated that we had owned these shares for at least one year, does that differ from 12 months?

It's now time for ExxonMobil to really take a substantial step forward in transparency and global responsibility as you review and respond to this proposal in a serious manner. Stop playing games with your shareholders when much bigger issues are at stake and we could be sitting together addressing climate change.

Respectfully yours,

Nora M. Nash, OSF

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

Office of Corporate Social Responsibility
609 South Convent Road · Aston, PA 19014-1207
610-558-7661 · Fax: 610-558-5855 · E-mail: nnash@osfphila.org · www.osfphila.org

Exxon Mobil – Climate Data

Whereas:

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

Whereas:

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

Supporting Statement:

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

December 22, 2004

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of Exxon Mobil. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash is a representative of the Sisters of St. Francis of Philadelphia and is authorized to act in their behalf.

Sincerely,

Richard F. McConville
Vice President

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

Holdings for the Sisters of St. Francis of Philadelphia as of December 15, 2004

Custodian: Northern Trust Company

Account name	Account #	Asset Description	Shares	Market Value	Cusip
Sisters of St. Francis of Philadelphia	26-52196	Exxon Mobil Corporation*	134.00	6,768.34	30231G102

* Client purchased these shares on 12/4/01.

Sincerely,

Richard F. McConville
Vice President

Congregation of the
Sisters of Charity of the Incarnate Word

L.V.I.

Generalate

4503 Broadway / San Antonio, Texas 78209-6297 / (210) 828-2224 Fax: (210) 828-9741

December 13, 2004

RECEIVED
DEC 14 2004
H. H. HUBBLE

Mr. Lee R. Raymond
Chairperson of the Board
ExxonMobil
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RE: Agenda Item for 2005 Annual Shareholder Meeting

Dear Mr. Raymond:

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2005 Annual Meeting of Stockholders of ExxonMobil. A representative of Christian Brothers Investment Services, Inc. (CBIS) will present this resolution to the assembled stockholders.

We will be sending our proof of ownership. We hold 16,700 shares which is the fulfillment of the market value amount and time requirements of SEC Rule 14a-8. The Congregation of the Sisters of Charity of the Incarnate Word intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2005 Annual Meeting.

It is our understanding that this resolution may also be filed by others. Therefore, we are not submitting a separate proposal but are co-sponsoring this resolution with these groups. John Wilson of CBIS has been designated the lead filer and primary contact on this matter.

Sincerely yours,

W. Esther Ng

W. Esther Ng
General Treasurer

cc: Henry Hubble, Secretary, Exxon Mobil
Leslie Lowe, Energy and Environment-ICCR
Julie Wokaty, ICCR Web page and Proxy Book
Sr. Susan Mika, SRIC
John Wilson, Christian Brothers

SHAREHOLDER PROPOSAL

DEC 14 2004

NO. OF SHARES ________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

Exxon Mobil – Climate Data

Whereas:

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

Whereas:

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions

based on the facts the company claims to have.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

Supporting Statement:

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 15, 2004

VIA UPS OVERNIGHT DELIVERY

Ms. W. Esther Ng
General Treasurer
Congregation of the Sisters of Charity of the Incarnate Word
4503 Broadway
San Antonio, TX 78209-6297

Dear Ms. Ng:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Congregation of the Sisters of Charity of the Incarnate Word the proposal previously submitted by Mr. John K. S. Wilson for Christian Brothers Investment Services, Inc. concerning a climate science report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Christian Brothers Investment Services, Inc. will be the sponsor of this proposal. Enclosed is a copy of our letter to Mr. John K. S. Wilson acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since the Congregation of the Sisters of Charity of the Incarnate Word does not appear on our records as a registered shareholder, you must submit proof that the Congregation of the Sisters of Charity of the Incarnate Word meets these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 14, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to

December 14, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

At this date we have not received proof of shareholdings. You stated in your letter of December 13 that this information would follow. This information must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson,
Christian Brothers Investment Services, Inc.

Enclosures

The Marianists
PROVINCE OF THE UNITED STATES

RECEIVED
DEC 14 2004
H. H. HUBBLE

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 14 2004
Routed for Action to: ____
Informational Copy to: ____

December 9, 2004

Mr. Lee R. Raymond
Chairman of the Board
Exxon-Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RE: Agenda Item for 2005 Annual Shareholder Meeting

Dear Mr. Raymond,

The Marianist Province of the United States, a Roman Catholic religious order of men, is a substantial investor in Exxon-Mobil. Through our Office of Peace and Justice, we are mandated to monitor the social implications of policies and practices of those companies in which we hold investments. We join our actions with like-minded investors by participating in the Interfaith Center for Corporate Responsibility.

I am hereby authorized to notify you of our intention to co-file the resolution on climate data presented by Christian Brothers Investment Services, Inc. (CBIS), who will present this resolution to the assembled stockholders. In accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934, we request that you include the attached resolution on meeting the challenge of climate change in the 2005 proxy statement for action at the 2005Annual Stockholder Meeting. Also enclosed is certification of ownership from our Custodian of our position of 33,768 shares. The Marianist Province of the United States intends to fulfill all requirements of SEC Rule 14a-8, including holding the requisite amount of equity through the date of the 2005 Meeting.

Sincerely,

Bro. Steven O'Neil, SM
Shareholder Action Coordinator

SHAREHOLDER PROPOSAL
DEC 14 2004
NO. OF SHARES ____
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

144 Beach 111th Street · Rockaway Park, NY · 11694

Exxon Mobil – Climate Data

Whereas:

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

Whereas:

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

Supporting Statement:

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

STATE STREET.

Ryan E. Peterson
Vice President

State Street Bank & Trust Company, N.A.
Specialized Trust Services
125 Sunnynoll Court, Suite 200
Winston-Salem, NC 27106

Telephone: 336 747 7638
Facsimile: 617 786 2079
rpeterson@statestreet.com

December 9, 2004

Brother Robert Metzger, S.M.
The Marianists Province of the United States
4425 West Pine Boulevard
St. Louis, MO 63108-2301

Re: Confirmation of Holdings

Dear Brother Metzger:

This letter will confirm that State Street Bank and Trust Company holds 33,768 shares of Exxon Mobil Corp. in custody on behalf of the The Marianists Province of the United States.

Please call me at (336) 747-7638 if you need anything else.

Sincerely,

Ryan Peterson
Vice President

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 15, 2004

VIA UPS OVERNIGHT DELIVERY

Brother Steven O'Neil, SM
Shareholder Action Coordinator
The Marianists Province of the United States
144 Beach 111th Street
Rockaway Park, NY 11694

Dear Brother Steven O'Neil:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Marianist Province of the United States the proposal previously submitted by Mr. John K. S. Wilson for Christian Brothers Investment Services, Inc., concerning a climate science report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Christian Brothers Investment Services, Inc. will be the sponsor of this proposal. Enclosed is a copy of our letter to Mr. John K. S. Wilson acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since the Marianist Province of the United States does not appear on our records as a registered shareholder, you must submit proof that the Marianist Province of the United States meets these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 14, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to

December 14, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of December 9 included a letter dated December 9, 2004, from State Street stating that the Marianist Province of the United States holds 33,768 shares of Exxon Mobil Corporation stock. This letter does not adequately establish your eligibility to submit a shareholder proposal. As explained above, you must submit documentation from the record holder of your securities indicating that you have continuously held the required value of securities for at least one year as of December 14, 2004, the date of submission and our receipt of your proposal. The letter from State Street verifies ownership through December 9.

Documentation establishing your eligibility and correcting the deficiency specifically noted in this letter must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson,
Christian Brothers Investment Services, Inc.

Enclosures

The Marianists
PROVINCE OF THE UNITED STATES

SHAREHOLDER PROPOSAL

DEC 28 2004

NO. OF SHARES__________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

December 24, 2004

Mr. David G. Henry
Shareholder Relations
Exxon-Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

RE: Response to your letter of December 15, 2004

Dear Mr. Henry,

Your recent letter regarding our co-filing of a shareholder resolution stated that there was insufficient proof of ownership of Exxon-Mobil stock for a year prior to the date you received the proposal, December 14, 2004. As you requested I have included another letter from our custodian, State Street Bank confirming our ownership since July, 2002 and that we did hold 33,768 shares as of your date of receipt, December 14, 2004.

Your letter stated that we had fourteen (14) days to respond to your request for additional confirmation of ownership. I received your letter on December 16, 2004; therefore, we had until December 30 to respond. I hope we have met these requirements.

As indicated in my previous letter, we intend to hold at least the minimum stock ($2,000) at least until the annual stockholders meeting as required by SEC Rule 14a-8.

Finally, let me add my support to the letter you and Mr. Hubble recently received from Mr. Timothy Smith of Walden Asset Management expressing disappointment at your office's response to legitimate concerns of shareholders. The additional hurdles you place before us only increases a perception that you and Exxon-Mobil view shareholder actions as an adversarial process. I am happy to report that the majority of companies we work with do **not** share your position.

Sincerely,

Bro. Steven O'Neil, SM

Bro. Steven O'Neil, SM
Shareholder Action Coordinator

144 Beach 111th Street · Rockaway Park, NY · 11694

STATE STREET.
For Everything You Invest In™

State Street Bank and Trust Company, N.A.
Specialized Trust Services
125 Sunnynoll Court, Suite 200
Winston-Salem, NC 27106

336-747-7600

Via E-Mail and Regular Mail

December 23, 2003

Brother Robert Metzger, S.M.
Director of Finance
The Marianist Province of the United States
4425 West Pine Boulevard
St. Louis, MO 63108-2301

Re: Confirmation of Holdings

Dear Brother Bob:

This letter is to confirm that on December 14, 2004 State Street Bank and Trust Company held 33,768 shares of Exxon Mobil Corp. in custody on behalf of The Marianists Province of the United States. Shares of Exxon Mobil Corp. were first purchased on July 2, 2002.

Listed below are the details of the Exxon Mobil Corp. shares purchased between July 2, 2002 and April 14, 2004;

Lot #	Shares	Trade Date
124777	10,118	08/01/2003
124985	13,669	07/02/2002
124987	444	07/02/2002
125912	285	08/13/2003
132337	74	10/14/2003
132449	2,044	10/15/2003
138070	2,068	12/04/2003
138197	1,729	12/05/2003
138326	1,396	12/08/2003
143917	1,141	02/03/2004
146707	338	03/01/2004
151183	462	04/19/2004
Total	**33,768**	

Please call me at (336) 747-7628 if you have any questions or require additional information.

Sincerely,

Michael V. Chadzutko

Michael V. Chadzutko
Vice President

Mount St. Scholastica
Benedictine Sisters

RECEIVED
DEC 13 2004
H. H. HUBBLE

December 9, 2004

RECEIVED BY
OFFICE OF THE PRESIDENT
DEC 13 2004
Routed for Action to:
Informational Copy to:

Mr. Lee R. Raymond
Chairperson of the Board
ExxonMobil
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RE: Agenda Item for 2005 Annual Shareholder Meeting

Dear Mr. Raymond:

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2005 Annual Meeting of Stockholders of ExxonMobil. A representative of Christian Brothers Investment Services, Inc. (CBIS) will present this resolution to the assembled stockholders.

Also enclosed is certification from our Custodian (or we will be sending our proof of ownership). We hold 2,032 shares which is the fulfillment of the market value amount and time requirements of SEC Rule 14a-8. The Benedictine Sisters of Mount St. Scholastica intend to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2005 Annual Meeting.

It is our understanding that this resolution may also be filed by others. Therefore, we are not submitting a separate proposal but are co-sponsoring this resolution with these groups. John Wilson of CBIS has been designated the lead filer and primary contact on this matter.

Sincerely yours,

Rose Marie Stallbaumer OSB

Rose Marie Stallbaumer, OSB
Treasurer

cc: Henry Hubble, Secretary, Exxon Mobil

SHAREHOLDER PROPOSAL

DEC 13 2004

NO. OF SHARES ____________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

801 S. 8TH STREET | ATCHISON, KS 66002 | 913.360.6200 | FAX 913.360.6190
www.mountosb.org

Exxon Mobil – Climate Data

Whereas:

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

Whereas:

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 14, 2004

VIA UPS OVERNIGHT DELIVERY

Ms. Rose Marie Stallbaumer, OSB
Treasurer
Mount St. Scholastica
801 South 8th Street
Atchison, KS 66002

Dear Ms. Rose Marie Stallbaumer:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Benedictine Sisters of Mount St. Scholastica the proposal previously submitted by Mr. John K. S. Wilson for Christian Brothers Investment Services, Inc. concerning a climate science report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Christian Brothers Investment Services, Inc. will be the sponsor of this proposal. Enclosed is a copy of our letter to Mr. John K. S. Wilson acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since the Benedictine Sisters of Mount St. Scholastica does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 13, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 13, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

At this date we have not received proof of shareholdings. You stated in your letter of December 9 at this information was enclosed or would follow. This information must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson,
Christian Brothers Investment Services, Inc.

Enclosures

Global Private Client Group

2959 N. Rock Road
Suite 200
Wichita, Kansas 67226-1193
316 631 3500
800 777 3993 Toll Free
FAX 316 631 3525

Merrill Lynch

RECEIVED
DEC 21 2004
S.M. DERKACZ

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 20 2004
Routed for Action to: HHH
Informational Copy to: ______

December 14, 2004

Mr. Lee R. Raymond
Chairperson of the Board
Exxon Mobil
5959 Las Colinas Boulevard
Irvine, TX 75039-2298

RECEIVED
DEC 21 2004
H. H. HUBBLE

Re: Benedictine Sisters of Mount St. Scholastica, Inc.

Dear Mr. Raymond:

This letter shall serve as verification of ownership of 2032 shares of Exxon Mobil Corporation, Common Stock by the Benedictine Sisters of Mount St. Scholastica, Inc. Shares are currently held in street name with Merrill Lynch, Pierce, Fenner & Smith Inc. Ownership of stated shares by Mount St. Scholastica, Inc. has existed for well over one year, and will be held through the time of the annual meeting.

Please grant all privileges and consideration due the Benedictine Sisters of Mount St. Scholastica as prescribed by their length of ownership of Exxon Mobil Corporation.

Sincerely,

Jody Herbert

Jody Herbert,
Client Associate
Geringer, Laub Haag & Associates

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

Congregation of St. Basil
Corporate Responsibility Director

Margaret Weber
15015 Piedmont
Detroit, MI 48223
313-272-5820; fx 313-272-5803
weber@igc.org

RECEIVED
DEC 10 2004
H. H. HUBBLE

December 8, 2004

Mr. Lee R. Raymond
Chairman of the Board
ExxonMobil
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

In conjunction with Christian Brothers Investment Services, Inc. (CBIS) the Basilian Fathers of Toronto submit the enclosed shareholder proposal *ExxonMobil-Climate Data*, to the company for inclusion in the proxy statement for the 2005 shareholder meeting, under Rule 14a-8 of general rules and regulations of the Securities Exchange Act of 1934. We would appreciate indication in the proxy statement that the Basilian Fathers are a co-sponsor of this resolution.

The Basilian Fathers of Toronto are beneficial owners of over $2000.00 worth of ExxonMobil Inc. stock for more than one year. Proof of ownership is enclosed. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC), and we will continue to hold shares in the company through the stockholder meeting.

Sincerely yours,

Margaret Weber

Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil

Encl. Resolution text and Verification of ownership

Cc: John Wilson, Christian Brothers Investment Services
Leslie Lowe, Interfaith Center on Corporate Responsibility

SHAREHOLDER PROPOSAL

DEC 10 2004

NO. OF SHARES ____________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

Exxon Mobil – Climate Data

Whereas:

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

Whereas:

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

Supporting Statement:

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

RBC Global Services

Royal Trust Corporation of Canada
77 King Street West
Royal Trust Tower, 12th Floor
Toronto, Ontario M5W 1P9
Tel: 416-955-6371
Fax: 416-955-6262
Email: nader.hanna@rbc.com

December 3, 2004

Ms. Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil
15015 Piedmont
Detroit, MI 48223
USA

Dear Ms. Weber:

Re: The Basilian Fathers of Toronto Account 23146004

In regard to your request for verification of holdings, the above referenced account currently holds (5840) shares of Exxon Mobil Corp common stock; the US book value was $76458.22 as of Dec.01, 2004. Also, we confirm that Royal Trust held these shares for more than a year.

Please feel free to contact me should you have any additional questions.

Sincerely,

Nader Hanna
Client Service Manager
RBC Global Services
Institutional & Investor Services

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 14, 2004

VIA UPS OVERNIGHT DELIVERY

Ms. Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil
15015 Piedmont
Detroit, MI 48223

Dear Ms. Weber:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Basilian Fathers of Toronto the proposal previously submitted by Mr. John K. S. Wilson for Christian Brothers Investment Services, Inc., concerning a climate science report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Christian Brothers Investment Services, Inc. will be the sponsor of this proposal. Enclosed is a copy of our letter to Mr. John K. S. Wilson acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since the Basilian Fathers of Toronto does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 10, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 10, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of December 8 included a letter dated December 3, 2004, from RBC Global Services stating that the Basilian Fathers of Toronto has held 5,840 shares of Exxon Mobil Corporation stock for more than a year. This letter does not adequately establish your eligibility to submit a shareholder proposal. As explained above, you must submit documentation from the record holder of your securities indicating that you have continuously held the required value of securities for at least one year as of December 10, 2004, the date of submission and our receipt of your proposal. The letter from RBC Global Services verifies ownership through December 3.

Documentation establishing your eligibility and correcting the deficiency specifically noted in this letter must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson,
Christian Brothers Investment Services, Inc.

Enclosures

RBC Global Services

Royal Trust Corporation of Canada
77 King Street West
Royal Trust Tower, 12th Floor
Toronto, Ontario M5W 1P9
Tel: 416-955-6371
Fax: 416-955-6262
Email: nader.hanna@rbc.com

December 15, 2004 **Via Fax: (972) 444-1505**

Henry H. Hubble
Vice President of Investor Relations and Secretary
ExxonMobil
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Hubble:

Re: The Basilian Fathers of Toronto Account 23146004

In regard to your letter of December 14, 2004 to Margaret Weber, I hereby verify that Royal Trust holds 5840 shares of ExxonMobil Corp common stock for the Basilian Fathers of Toronto, and has continuously held that stock for more than one year prior to December 10, 2004.

Sincerely,

Nader Hanna
Client Service Manager
RBC Global Services
Institutional & Investor Services

cc: Margaret Weber - Congregation of St. Basil

SHAREHOLDER PROPOSAL
DEC 15 2004
NO. OF SHARES ______
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

TOTAL P.01

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 15, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 19, 2005

The proposal requests that the board of directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sara D. Kalin

Sara D. Kalin
Attorney-Advisor